The Sumitomo Trust & Banking Co., Ltd.

NEW YORK BRANCH
527 MADISON AVENUE, NEW YORK, N.Y. 10022
TELEPHONE (212) 326-0600

[redacted]

07028330

November 15, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

RECEIVED
NOV 19 2007
160
PROCESSING SECTION

The Sumitomo Trust and Banking Company, Limited
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.: 82-4617

SUPPL

Ladies and Gentlemen:

The Sumitomo Trust and Banking Company, Limited, a bank organized as a joint stock company under the laws of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following documents to the Commission:

PROCESSED
DEC 05 2007
THOMSON
FINANCIAL

Corrections of BIS Capital Ratio Related Information
For the FY2006 ended March 31, 2007 and 1st Quarter of FY2007

And

Financial Results for the First Half Fiscal Year 2007

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

11/15/07 9:22AM

Please acknowledge receipt of this letter by stamping the enclosed receipt copy and returning it in the enclosed postage-paid envelope.

Very truly yours,

The Sumitomo Trust and
Banking Company, Limited

By ______________________

Name: Tanigawa, Tsukasa
Title: Joint General Manager, NY Branch

On behalf of:
1) General Manager
2) The Sumitomo Trust and Banking Co. Ltd.
3) Financial Management Department

November 15, 2007

The Sumitomo Trust & Banking Co., Ltd.

Corrections of BIS Capital Ratio Related Information
For the FY2006 ended March 31, 2007 and 1st Quarter of FY2007

The Sumitomo Trust & Banking Co., Ltd. made following corrections of the information with regards to BIS Capital Ratio for the FY2006 ended March 31, 2007 and 1st Quarter of FY2007. Main corrections are summarized below. Please see appendix for details.

< Summary / Consolidated>

(Billions of Yen)

	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital ratio	11.28%	11.41%	11.21%	11.36%
(Tier I ratio)	6.30%	6.46%	6.27%	6.44%
Total capital	1,838.4	1,810.4	1,837.6	1,809.8
(Tier I)	1,027.5	1,026.3	1,027.2	1,026.1
Total risk adjusted assets	16,296.3	15,864.4	16,378.3	15,924.9
Required capital	1,303.7	1,269.1	1,310.2	1,273.9

< Summary / Non-consolidated>

(Billions of Yen)

	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital ratio	12.35%	12.30%	12.27%	12.25%
(Tier I ratio)	6.96%	6.98%	6.92%	6.95%
Total capital	1,919.6	1,872.9	1,918.8	1,872.4
(Tier I)	1,082.4	1,063.3	1,082.0	1,063.1
Total risk adjusted assets	15,543.9	15,218.8	15,625.9	15,279.4
Required capital	1,243.5	1,217.5	1,250.0	1,222.3

Regulatory capital based on former standards

< Consolidated >

(Billions of Yen)

	Before Correction	After Correction
	March 31, 2007	March 31, 2007
BIS capital ratio	12.17%	12.15%
(Tier I ratio)	6.48%	6.47%
Total capital	1,966.6	1,966.6
(Tier I)	1,047.2	1,047.2
Total risk adjusted assets	16,153.6	16,182.1

(appendix)

Details for the Corrections

<Financial Results for Fiscal Year 2006>

Page 1

as of March 31, 2007	Before Correction	After Correction
1. Consolidated Financial Results for Fiscal Year 2006 (April 1, 2006 through March 31, 2007) (2) Consolidated Financial Position (Table) Consolidated BIS Capital Adequacy Ratio(*2)	11.41% (preliminary)	11.36% (preliminary)

Page 2

as of March 31, 2007	Before Correction	After Correction
1. Non-consolidated Financial Results for Fiscal Year 2006 (April 1, 2006 through March 31, 2007) (2) Non-consolidated Financial Position (Table) Non-consolidated BIS Capital Adequacy Ratio(*2)	12.30% (preliminary)	12.25% (preliminary)

<Explanatory Material FY2006>

Page 7

(6) Cross shareholdings

1) Cross shareholdings (Market price available)

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier I (B) (*)	1,026.3	1,026.1

Page 9

(2) BIS capital ratio (Preliminary)

(Millions of Yen)

Consolidated (New standard)	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Total capital	1,810,405	1,809,860
Tier I	1,026,390	1,026,199
50% of the total Expected Loss amount in excess of total eligible provisions (Deduction)	20,877	21,068
Deduction (double gearing)	120,640	120,995
Total risk adjusted assets	15,864,462	15,924,988
Risk-weighted assets for credit risk	15,040,115	15,100,642
BIS capital ratio	11.41%	11.36%
(Tier I ratio)	6.46%	6.44%

(Millions of Yen)

Consolidated (Former standard)	Before Correction		After Correction	
	Mar.2007	Change from Mar. 2006	Mar.2007	Change from Mar. 2006

Total risk adjusted assets	16,153,688	1,512,980	16,182,142	1,541,434
Risk-weighted assets for credit risk	15,994,731	1,528,032	16,023,185	1,556,486
BIS capital ratio	12.17%	1.27%	12.15%	1.25%
(Tier I ratio)	6.48%	0.27%	6.47%	0.26%

	Before Correction	After Correction
(*1)	Non-consolidated BIS capital ratio and Tier I ratio are **12.30%** and **6.98%**, respectively.	Non-consolidated BIS capital ratio and Tier I ratio are **12.25%** and **6.95%**, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier I + Tier II (B)	1,931.0	1,930.8

Page 10

5. Mid-term target

Consolidated	Before Correction	After Correction
	FY2006	FY2006
Tier I ratio (*2)	6.46%	6.44%

	Before Correction	After Correction
(*2)	Previous target was based on former standard (FY2006 Actual: **6.48%**)	Previous target was based on former standard (FY2006 Actual: **6.47%**)

Page 18

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier 1 (*2)	1,026.3	1,026.1

(Billions of Yen)

Non-consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Tier 1 (*2)	1,063.3	1,063.1

<Additional Information FY2006>

Page 8

8. Risk-weighted assets for credit risk

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Internal Ratings-Based (Exposure)	18,238.1	18,313.6

Internal Ratings-Based (Risk-weighted asset)	12,024.3	12,084.8
Internal Ratings-Based (Expected Loss)	158.6	159.1
Corporate, etc. (Exposure)	14,403.5	14,479.0
Corporate, etc. (Risk-weighted asset)	7,991.1	8,051.7
Corporate, etc. (Expected Loss)	140.9	141.5
Corporate (Exposure)	10,147.8	10,222.3
Corporate (Risk-weighted asset)	7,399.2	7,459.0
Corporate (Expected Loss)	139.6	140.1
Financial institution (Exposure)	1,572.7	1,573.6
Financial institution (Risk-weighted asset)	296.7	297.4
Total Credit Risk (Exposure)	23,387.3	23,462.7
Total Credit Risk (Risk-weighted asset)	15,040.1	15,100.6
Total Credit Risk (Expected Loss)	158.6	159.1

<Explanatory Material 1st Quarter of FY2007>

Page 3

3. BIS capital adequacy ratio

(Billions of Yen)

Consolidated	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital adequacy ratio	11.28%	11.41%	11.21%	11.36%
Tier I ratio	6.30%	6.46%	6.27%	6.44%
Total capital	1,838.4	1,810.4	1,837.6	1,809.8
Tier I	1,027.5	1,026.3	1,027.2	1,026.1
Total risk adjusted assets	16,296.3	15,864.4	16,378.3	15,924.9
Required capital (*)	1,303.7	1,269.1	1,310.2	1,273.9

(Billions of Yen)

Non-consolidated	Before Correction		After Correction	
	June 30, 2007	March 31, 2007	June 30, 2007	March 31, 2007
BIS capital adequacy ratio	12.35%	12.30%	12.27%	12.25%
Tier I ratio	6.96%	6.98%	6.92%	6.95%
Total capital	1,919.6	1,872.9	1,918.8	1,872.4
Tier I	1,082.4	1,063.3	1,082.0	1,063.1
Total risk adjusted assets	15,543.9	15,218.8	15,625.9	15,279.4
Required capital (*)	1,243.5	1,217.5	1,250.0	1,222.3

< 2007 ANNUAL REPORT>

The Year in Brief

Spread Page 1

Before Correction	After Correction
The consolidated BIS* capital adequacy	The consolidated BIS* capital adequacy

ratio was maintained at a sufficient level of **11.41%**,	ratio was maintained at a sufficient level of **11.36%**,

Financial Highlight

Spread Page 2

Consolidated (FY2006)	Before Correction		After Correction	
	Millions of Yen	Millions of U.S. Dollars	Millions of Yen	Millions of U.S. Dollars
At Year-End Tier I Capital*4	1,026,390	8,691	1,026,199	8,689
At Year-End Total Capital*4	1,810,405	15,329	1,809,860	15,325
At Year-End Total Risk-Weighted Assets*4	15,864,462	134,331	15,924,988	134,843
Financial Ratios Tier I Ratio*4	6.46%	-	6.44%	-
Financial Ratios BIS Capital Adequacy Ratio*4	11.41%	-	11.36%	-

Spread Page 3

Non-Consolidated (FY2006)	Before Correction		After Correction	
	Millions of Yen	Millions of U.S. Dollars	Millions of Yen	Millions of U.S. Dollars
At Year-End Tier I Capital*4	1,063,389	9,004	1,063,198	9,003
At Year-End Total Capital*4	1,872,951	15,859	1,872,406	15,854
At Year-End Total Risk-Weighted Assets*4	15,218,892	128,864	15,279,419	129,377
Financial Ratios Tier I Ratio*4	6.98%	-	6.95%	-
Financial Ratios BIS Capital Adequacy Ratio*4	12.30%	-	12.25%	-

To Our Shareholders, Customers and Employees

Page 3

Column/Line	Before Correction	After Correction
Left/10th	– BIS capital adequacy ratio reached **11.41%**,–	– BIS capital adequacy ratio reached **11.36%**,–

Financial Section / Management's Discussion and Analysis

Page 53

Column/Line	Before Correction	After Correction
Right/35th	increased by **¥1,512.9** billion to **¥16,153.6** billion.	increased by **¥1,541.4** billion to **¥16,182.1** billion
Right/39-40th	standard would have increased by **1.27%** to **12.17%** and Tier I capital adequacy ratio would have increased by **0.27%** to **6.48%**.	standard would have increased by **1.25%** to **12.15%** and Tier I capital adequacy ratio would have increased by **0.26%** to **6.47%**.

Right/43rd	were **¥1,810.4** billion, **¥1,026.3** billion and **¥15,864.4** billion,	were **¥1,809.8** billion, **¥1,026.1** billion and **¥15,924.9** billion,

Page 54

Left/7th	and **¥954.6** billion, respectively.	and **¥922.5** billion, respectively.
Right/3rd	standard was **11.41%** and Tier I capital adequacy ratio was **6.46%**	standard was **11.36%** and Tier I capital adequacy ratio was **6.44%**

Page 57

	Before Correction	After Correction
Right/4th	have increased by **¥1,512.9** billion, of	have increased by **¥1,541.4** billion, of
Right/10th	standard would have been improved by **1.27%.**	standard would have been improved by **1.25%.**
Right/15th	–, while **¥954.6** billion	–, while **¥922.5** billion
Right/22nd	standard was **11.41%.**	standard was **11.36%.**

BIS Capital Adequacy Ratio

Page 58

	Before Correction			After Correction		
	2007 new (*1)	2007 old (*)(a)	Changes (a-b)	2007 new (*1)	2007 old (*)(a)	Changes (a-b)
Total Qualifying Capital	¥1,810.4	¥1,966.6	¥370.7	¥1,809.8	¥1,966.6	¥370.7
Tier I Capital	1,026.3	1,047.2	137.8	1,026.1	1,047.2	137.8
50% of the Total Expected Loss Amount in Excess of Total Eligible Provisions (Deduction)	20.8	/	/	21.0	/	/
Deductive Items (-)	120.6	57.8	(16.8)	120.9	57.8	(16.8)
Total Risk – Adjusted Assets	¥15,864.4	¥16,153.6	¥1,512.9	¥15,924.9	¥16,182.1	¥1,541.4
Risk-Weighted Assets for Credit Risk	15,040.1	15,994.7	1,528.0	15,100.6	16,023.1	1,556.4
Tier I Capital Adequacy Ratio	6.46%	6.48%	0.27%	6.44%	6.47%	0.26%
BIS Capital Adequacy Ratio	11.41%	12.17%	1.27%	11.36%	12.15%	1.25%

Risk Management / 1. Basic Philosophy on Risk Management

Check of Capital Adequacy

Page 116

	Before Correction	After Correction
Tier I	1,026.3	1,026.1
Risk Capital (Tier I + 60% of unrealized gains on securities)	1,322.7	1,322.5

Risk Management / 2. Credit Risk

Page 122

At March 31,2007 EL	Before Correction	After Correction
Corporate Exposures	114.6	114.8

Risk Management / Capital Adequacy Ratio Consolidated

Page 134

2007	Before Correction	After Correction

Equivalent to 50% of the Excess of Expected Loss over Qualifying Reserves (Deduction)	20,877	21,068
Total Tier I before Deduction of Deferred Tax Assets (Aggregate Sum of Items Above)	1,026,390	1,026,199
Total (A)	1,026,390	1,026,199
Items for Deduction *5 (D)	120,640	120,995
Total Capital (A) + (B) + (C) – (D) (E)	1,810,405	1,809,860
Asset (On-balance Sheet) Items	12,735,693	12,750,781
Off-balance Sheet Transaction Items	2,304,422	2,349,861
Amount of Credit Risk-Weighted Assets (F)	15,040,115	15,100,642
Total ((F) + (G) + (I) + (K)) (L)	15,864,462	15,924,988
Capital Adequacy Ratio=E/L X 100 (%)	11.41	11.36
Tier I Ratio• A/L X 100 (%)	6.46	6.44

Before Correction	After Correction
*1 Deferred tax assets – is **¥307,754** million	*1 Deferred tax assets – is **¥307,859** million

Risk Management / Capital Adequacy Ratio Non-consolidated

Page 147

2007	Before Correction	After Correction
Equivalent to 50% of the Excess of Expected Loss over Qualifying Reserves (Deduction)	20,758	20,949
Total Tier I before Deduction of Deferred Tax Assets (Aggregate Sum of Items Above)	1,063,389	1,063,198
Total (A)	1,063,389	1,063,198
Items for Deduction *4 (D)	90,825	91,179
Total Capital (A) + (B) + (C) – (D) (E)	1,872,951	1,872,406
Asset (On-balance Sheet) Items	12,231,995	12,247,083
Off-balance Sheet Transaction Items	2,283,788	2,329,227
Amount of Credit Risk-Weighted Assets (F)	14,515,783	14,576,310
Total ((F) + (G) + (I) + (K)) (L)	15,218,892	15,279,419
Capital Adequacy Ratio=E/L X 100 (%)	12.30	12.25
Tier I Ratio• A/L X 100 (%)	6.98	6.95

Before Correction	After Correction
*1 Deferred tax assets – is **¥318,854** million	*1 Deferred tax assets – is **¥318,959** million

[Caution]: Concerning these corrections, we are reassessing detailed data in this report. We will disclose the additional corrections at a later date.

<IR Presentation Material FY2006/ May 2007 for full FY 2006 Presentation Material>

Page 11

<Outlier ratio/ interest rate risk (*) per major currency >

(Billions of Yen)

Consolidated	Before Correction	After Correction
	March 31, 2007	March 31, 2007

Tier I + Tier II	1,931.0	1,930.8

Page 12

Before Correction	After Correction
Although the bank —, Tier 1 ratio remained at **6.46%** partially due to –	Although the bank —, Tier 1 ratio remained at **6.44%** partially due to –

<Former standard : March 2006 v.s. March 2007>

(Billions of Yen)

	Before Correction	After Correction
	March 31, 2007	March 31, 2007
Total risk adjusted assets		
(Chart)		
Total risk adjusted assets /Mar. 2007 (Former)	16,153.6	16,182.1
(Table)		
Credit risk	1,528.0	1,556.4
Commitment	240.0	268.5
Total	1,512.9	1,541.3
Total BIS capital and capital ratios		
(Chart)		
BIS capital ratio/Mar.2007 (Former)	12.17%	12.15%
Tier I ratio (Former)/Mar.2007 (Former)	6.48%	6.47%

<March 2007: New standard v.s. Former standard>

(Billions of Yen)

	Before Correction	After Correction
	March 31, 2007	March 31, 2007

Total risk adjusted assets		
(Chart)		
Total risk adjusted assets /Mar. 2007 (Former)	16,153.6	16,182.1
Total risk adjusted assets /Mar. 2007 (New)	15,864.4	15,924.9
(Table)		
Credit risk	-954.6	-922.5
Total	-289.2	-257.1
Total BIS capital and capital ratios		
(Chart)		
BIS capital ratio (Former)	12.17%	12.15%
Tier I ratio (Former)	6.48%	6.47%
BIS capital ratio (New)	11.41%	11.36%
Tier I ratio (New)	6.46%	6.44%
(Table)		
Tier I (1)	-20.8	-21.0
(EL-Eligible provisions) x 50%	-20.8	-21.0
Deduction (3)	62.7	63.1
(EL-Eligible provisions) x 50%	20.8	21.0
Total capital (1)+(2)-(3)	-156.2	-156.8

<Financial Data Archive on Our Web Site/ Major account balances >

BIS Capital Adequacy Ratio

(Millions of Yen)

Consolidated (New standards)	Before Correction March 31, 2007	After Correction March 31, 2007
Total Qualifying Capital	1,810,405	1,809,860
Tier I	1,026,390	1,026,199
Deductive Items (-)	120,640	120,995
Total Risk-Adjusted Assets	15,864,462	15,924,988
BIS Capital Adequacy Ratio	11.41%	11.36%
Tier I Capital Ratio	6.46%	6.44%

(Millions of Yen)

Consolidated (Former standards)	Before Correction March 31, 2007	After Correction March 31, 2007
Total Risk-Adjusted Assets	16,153,688	16,182,142
BIS Capital Adequacy Ratio	12.17%	12.15%
Tier I Capital Ratio	6.48%	6.47%

The Sumitomo Trust & Banking Co., Ltd.
Financial Results for the First Half Fiscal Year 2007

Nov 15, 2007

Tokyo office	: 4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO, JAPAN
Stock exchange listings	: Tokyo and Osaka (code: 8403)
URL	: http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative	: Yutaka Morita, President and CEO
Payment date of cash dividends	: December 7, 2007
Filing date of financial statements	: December 21, 2007
Trading accounts	: Established

(All amounts less than one million yen are rounded down)

1. Consolidated Financial Results for the First Half Fiscal Year 2007 (April 1, 2007 through September 30, 2007)

(1) Consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share	Net Income per Share (Diluted)
Fiscal Half Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen	Yen
September 30, 2007	522,198	34.7	61,371	(38.1)	37,718	(41.0)	22.52	22.52
September 30, 2006	387,772	3.0	99,175	12.8	63,960	19.1	38.23	38.22
March 31, 2007	853,365	-	170,171	-	103,820	-	62.05	62.04

Equity in earnings of affiliates: Half year ended September 30, 2007 Δ646 millions of yen, Half year ended September 30, 2006 1,096 millions of yen
Year ended March 31, 2007 5,861 millions of yen,

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
September 30, 2007	22,059,389	1,393,547	5.4	706.27	11.80 (preliminary)
September 30, 2006	20,915,021	1,308,862	5.5	686.21	11.55
March 31, 2007	21,003,064	1,447,907	5.9	738.78	11.36

Net Assets less Minority Interests as of: September 30, 2007 1,182,765 millions of yen, September 30, 2006 1,148,081 millions of yen
March 31, 2007 1,237,157 millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets
(*2) Consolidated BIS Capital Adequacy Ratio at the end of March 2007 was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No19, 2006)." Ratio at the end of September 2006 was calculated based on the previous standard.

(3) Consolidated Cash Flows

	Net Cash Provided by (Used in) Operating Activities	Net Cash Provided by (Used in) Investing Activities	Net Cash Provided by (Used in) Financing Activities	Cash and Cash Equivalents at End of Period
Fiscal Half Year Ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
September 30, 2007	865,526	(889,267)	52,336	472,925
September 30, 2006	(728,314)	134,943	130,474	227,889
March 31, 2007	(1,174,494)	744,304	181,729	443,240

2. Dividends

	Dividends per Share		
	Interim	Year-end	Annual
Fiscal Year Ended	Yen	Yen	Yen
March 31, 2007	8.50	8.50	17.00
September 30, 2007	8.50		17.00
March 31, 2008 (Forecast)		8.50	

3. Forecasts of Consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
Fiscal Year Ending	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
March 31, 2008	1,060,000	24.2	150,000	(11.9)	90,000	(13.3)	53.74

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
For further information, please contact the Investor Relation Office, Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

4. Other Information

(1) Changes in the scope of consolidation during the First Half Fiscal Year 2007: None

(2) Changes in accounting principles, procedures and presentation in preparation of financial statements
1) Changes due to revision in accounting standards: Yes
2) Other changes: None

(3) Number of issued shares (Common stock)
1) Number of issued shares (including treasury stock)
September 30, 2007 : 1,675,128,546 shares, September 30, 2006 : 1,673,460,956 shares
March 31, 2007 : 1,675,034,546 shares
2) Number of treasury stock
September 30, 2007 : 470,488 shares, September 30, 2006 : 373,034 shares
March 31, 2007 : 429,396 shares

< Reference > Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for the First Half Fiscal Year 2007 (April 1, 2007 through September 30, 2007)

(1) Non-consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
Fiscal Half Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
September 30, 2007	316,824	18.6	42,819	(50.2)	31,951	(42.4)	19.08
September 30, 2006	267,231	1.5	85,925	11.7	55,486	11.6	33.17
March 31, 2007	558,470	-	134,551	-	81,813	-	48.90

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Non-Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
September 30, 2007	21,354,076	1,134,570	5.3	677.49	12.74 (preliminary)
September 30, 2006	20,689,248	1,117,762	5.4	668.08	12.21
March 31, 2007	20,404,956	1,195,505	5.9	713.90	12.25

Net Assets: September 30, 2007 1,134,570 millions of yen, September 30, 2006 1,117,762 millions of yen
March 31, 2007 1,195,505 millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets
(*2) Non-Consolidated BIS Capital Adequacy Ratio at the end of March 2007 was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No19, 2006.)" Ratio at the end of September 2006 was calculated based on the previous standard.

2. Forecasts of Non-consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
Fiscal Year Ending	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
March 31, 2008	650,000	16.4	120,000	(10.8)	80,000	(2.2)	47.77

Forecasts in this material are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.

Consolidated Balance Sheet

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A−B)	Mar-07 (C)	Change (A−C)
Assets:					
Cash and Due from Banks	694,569	555,165	139,403	789,472	(94,902)
Call Loans and Bills Bought	331,134	196,001	135,132	299,623	31,510
Receivables under Securities Borrowing Transactions	-	205,065	(205,065)	-	-
Monetary Claims Bought	685,817	632,298	53,518	753,314	(67,497)
Trading Assets	725,509	437,934	287,575	608,887	116,622
Money Held in Trust	18,677	14,598	4,078	20,031	(1,353)
Securities	6,137,291	5,739,238	398,052	5,265,243	872,047
Loans and Bills Discounted	10,625,402	10,687,582	(62,179)	10,487,237	138,164
Foreign Exchanges	6,940	3,882	3,058	6,618	322
Other Assets	2,133,397	1,666,539	466,857	2,077,233	56,163
Tangible Fixed Assets	131,301	91,083	40,218	131,120	180
Intangible Fixed Assets	149,536	138,340	11,196	134,619	14,917
Deferred Tax Assets	20,239	20,044	194	26,187	(5,947)
Customers' Liabilities for Acceptances and Guarantees	537,799	607,069	(69,269)	516,865	20,933
Reserve for Possible Loan Losses	(130,674)	(79,823)	(50,850)	(106,671)	(24,002)
Reserve for Losses on Investment Securities	(7,552)	-	(7,552)	(6,718)	(833)
Total Assets	22,059,389	20,915,021	1,144,368	21,003,064	1,056,324
Liabilities:					
Deposits	11,407,709	11,102,415	305,293	11,361,270	46,439
Negotiable Certificates of Deposit	2,499,886	2,300,783	199,102	2,354,648	145,238
Call Money and Bills Sold	224,046	224,967	(920)	153,620	70,426
Payables under Repurchase Agreements	1,286,855	1,010,513	276,342	683,686	603,169
Payables under Securities Lending Transactions	105,752	291,461	(185,709)	292,166	(186,413)
Trading Liabilities	75,300	49,383	25,916	53,682	21,618
Borrowed Money	1,177,513	746,343	431,169	927,931	249,582
Foreign Exchanges	105	7	97	4	100
Short-term Corporate Bonds	488,930	374,989	113,941	333,959	154,971
Bonds and Notes	615,855	519,448	96,407	549,455	66,400
Borrowed Money from Trust Account	1,159,892	1,490,588	(330,695)	1,319,548	(159,655)
Other Liabilities	1,023,868	787,406	236,461	878,955	144,912
Reserve for Employees' Bonus	6,143	5,753	389	5,752	391
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85	(85)
Reserve for Employee Retirement Benefits	9,908	9,830	78	10,078	(170)
Deferred Tax Liabilities	40,160	78,787	(38,626)	107,334	(67,174)
Deferred Tax Liabilities for Land Revaluation	6,113	6,408	(295)	6,113	-
Acceptances and Guarantees	537,799	607,069	(69,269)	516,865	20,933
Total Liabilities	20,665,842	19,606,159	1,059,683	19,555,157	1,110,685
Net Assets:					
Owners' Equity:	982,816	931,621	51,194	959,340	23,475
Capital Stock	287,537	287,457	80	287,517	19
Capital Surplus	242,559	240,877	1,682	242,538	20
Retained Earnings	453,158	403,602	49,555	429,674	23,484
Treasury Stock	(439)	(316)	(123)	(389)	(49)
Valuation and Translation Adjustments:	199,949	216,460	(16,510)	277,817	(77,867)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	217,387	232,520	(15,133)	295,213	(77,826)
Net Deferred Losses on Hedging Instruments, Net of Taxes	(10,771)	(7,907)	(2,863)	(9,710)	(1,060)
Revaluation Reserve for Land, Net of Taxes	(4,168)	(3,735)	(432)	(4,168)	-
Foreign Currency Translation Adjustments	(2,498)	(4,416)	1,918	(3,517)	1,019
Minority Interests	210,781	160,780	50,001	210,749	32
Total Net Assets	1,393,547	1,308,862	84,684	1,447,907	(54,360)
Total Liabilities and Net Assets	22,059,389	20,915,021	1,144,368	21,003,064	1,056,324

Notes to Consolidated Balance Sheet at the end of the First Half Fiscal Year 2007

1. Trading Account Activities

Trading account activities are conducted for short-term profit taking by market-making and sales arbitrages. Trading assets and liabilities include securities, commercial paper, and derivative financial instruments. The mark-to-market accounting method is adopted for such financial instruments, all of which are stated at fair values as "Trading Assets" or "Trading Liabilities" in the consolidated balance sheet.

Trading account securities and monetary claims are stated at fair value of the balance sheet date and derivative financial instruments for trading activities, such as swaps, futures and options, are valued on the assumption that they are settled at the balance sheet date.

2. Securities

Under the accounting standard for financial instruments, the Sumitomo Trust and Banking Company, Limited ("the Bank") is required to explicitly determine the objectives of holding each security and classify them into (1) securities held for trading purposes ("Trading Securities"), (2) debt securities intended to be held to maturity ("Held-to-Maturity Debt Securities"), (3) stocks issued by subsidiaries and affiliated companies, or (4) all other securities that are not classified in any of the above categories ("Available-for-Sale Securities.")

Held-to-maturity debt securities are carried at amortized cost, using the moving average method. Stocks issued by subsidiaries and affiliated companies that are neither consolidated nor accounted for using the equity method are stated at moving average cost. Japanese stocks classified as Available-for-sale securities with fair value are revaluated at the average market price of the final month in the half fiscal year. Securities other than Japanese stocks classified as Available-for-sale securities with fair value are revaluated at the balance sheet date. Available-for-sale securities with no available fair value are carried at cost or amortized cost using the moving average method. Net unrealized gains (losses) on Available-for-sale securities, net of taxes, are recorded as a separate component of Net assets and reported on the consolidated balance sheet.

3. Securities Invested in Money Held in Trust

Securities invested in money held in trust, which is solely entrusted by the Bank for security trading purpose, are revalued at the fair value.

4. Derivative Financial Instruments

Derivative financial instruments other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

5. Tangible Fixed Assets

Tangible fixed assets are depreciated using the declining-balance method over the following estimated useful lives. Buildings acquired on and after April 1, 1998 are depreciated using the straight-line method.

Buildings : 3 to 60 years
Equipment : 2 to 20 years

Tangible fixed asset of subsidiaries are depreciated mainly using the declining-balance method over the estimated useful lives.

In accordance with the taxation reform for the fiscal 2007, Tangible fixed assets acquired on and after April 1, 2007 are depreciated using a method under the revised corporate tax law. This change did not materially impact Income before income taxes and others for the half year ended September 30, 2007.

Regarding Tangible fixed assets acquired on and before March 31, 2007, remaining book value is depreciated using the straight-line method over 5 years starting from the following fiscal year after such Tangible fixed assets reached allowable limit for depreciation.

6. Intangible Fixed Assets

Intangible fixed assets are depreciated using the straight-line method. Expenses related to software for internal use are capitalized in "Intangible Fixed Assets" and amortized over the estimated useful lives, generally 5 years.

Goodwill is amortized over the duration which is reasonably determined by each case within 20 years. However, it is expensed as incurred during the each fiscal year if deemed immaterial.

7. Delivery Costs of Stocks, Issuance Costs of Bonds

Delivery costs of stocks and Issuance costs of bonds are charged to expenses as incurred.

8. Foreign Currency Translation

Assets and liabilities denominated in foreign currencies are primarily translated into yen at the exchange rate at the balance sheet date.

Assets and liabilities of consolidated overseas subsidiaries are translated into yen at the exchange rate at each of the balance sheet date.

9. Reserve for Possible Loan Losses

As for the Bank, Reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of assets' quality and the internal rules regarding reserves for possible credit losses.

For claims to debtors who are legally bankrupt or virtually bankrupt, the specific reserve is provided based on the amount of claims, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees from book value after direct deduction described below.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment, deducting the amount expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured loans, or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio. The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by branches and the Global Credit Supervision Department based on the internal rules for self-assessment of assets' quality. The Corporate Risk Management Department, which is independent from the branches and the department, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

As for the consolidated subsidiaries, Reserve for possible loan losses for general claims is provided based on the historical loan-loss-ratio, and Reserve for possible loan losses for specific claims is provided based on the amount expected to be uncollectible for each claim.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount was 38,946 million yen.

10. Reserve for Losses on Investment Securities

Reserve for losses on investment securities is provided for the possible losses on securities, which are estimated based on the financial conditions of issuers.

11. Reserve for Employees' Bonus

Reserve for employees' bonus is provided for the estimated employees' bonus attributable to the half year ended September 30, 2007.

12. Reserve for Employee Retirement Benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the respective balance sheet date. Prior service cost is recognized in income or expenses using the straight-line method over the average expected remaining service years (mainly 10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years).

13. Accounting for Leases

As for the Bank and its domestic consolidated subsidiaries, finance leases, whereby the ownership of the property was not deemed to be transferred to the lessee, are accounted for by the same accounting treatment used in the operating leases.

14. Derivatives and Hedge Accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as Loans, Bills discounted, Deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuant factor of interest rate for hedged items and for hedging transactions. In accordance with "Temporary Treatment for Accounting and Auditing concerning Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), the bank had adopted "Macro Hedge Accounting" to account for certain interest related derivatives, which were utilized to manage interest rate exposure of certain changes of transactions such as loans and deposits.

Deferred hedge income (losses) resulted from "Macro Hedge Accounting" are amortized over the remaining period for each hedging transaction. At the balance sheet date, deferred hedge losses and income (before net of taxes) resulted from "Macro Hedge Accounting" were 39,520 million yen and 38,069 million yen, respectively.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). The Bank designates specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in Available-for-sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot liabilities and forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

Gains and losses arisen from hedging instruments such as interest rate swaps and cross currency swaps among consolidated subsidiaries and between the trading account and other accounts are either accounted as income, losses or deferred as asset, liability or net asset and are not eliminated. This treatment is allowed by the Report No. 24 and 25, under which the Bank operated strictly and nonarbitrarily in conformity with the standard equivalent to the third-party cover transactions that are required for hedge qualification.

(Others)

The Bank also applies the individual deferred hedge accounting to specific assets and liabilities. As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting. Consolidated subsidiaries apply the individual deferred hedge accounting, the individual fair value hedge accounting and the accrual-basis hedge accounting on interest rate swaps.

15. National and Local Consumption Taxes

National and local consumption taxes of the Bank and consolidated subsidiaries were accounted for using the tax-exclusion method. However, consumption taxes not eligible for deduction such as those with purchasing properties are charged to expenses as incurred.

16. Investments in Stocks of Affiliated Companies

Investments in stocks of affiliated companies excluding consolidated subsidiaries were 36,940 million yen.

17. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of Tangible fixed assets was 106,213 million yen.

18. Tax Qualified Deferred Gains on Tangible Fixed Assets

Total tax qualified deferred gains on tangible fixed assets, which is allowed by the tax law, was 28,337 million yen.

19. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" were 1,310 million yen and 93,228 million yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in the Paragraph 1, Item 3 and 4 of Article 96 of "Enforcement Ordinance for the Corporation Tax Law" (Cabinet Order No.97, 1965).

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

20. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounted to 170 million yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

21. Restructured Loans

"Restructured Loans" amounted 33,485 million yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

22. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans

The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 128,195 million yen. Note that those amounts described in Notes 20 to 23 are before deducting Reserve for possible loan losses.

23. Bills Discounted

The Bank treats Bills discounted as financial transaction, which are regulated by the JICPA Industry Auditing Committee Report No. 24. The Bank holds the right to sell or pledge such bills discounted at its discretion and the total face value of these bills amounted to 5,450 million yen.

24. Assets Pledged as Collateral

Following parts of the assets were pledged as collateral.

Trading Assets	194,351	million yen
Securities	1,706,296	million yen
Loans and Bills Discounted	260,182	million yen
Other Assets	51,019	million yen
Corresponding Liabilities of the Assets Pledged as Collateral:		
Deposits	1,034	million yen
Payables under Repurchase Agreements	1,286,855	million yen
Payables under Securities Lending Transactions	105,752	million yen
Borrowed Money	400,276	million yen

In addition to the items outlined above, "Securities" of 579,500 million yen and "Other Assets" of 182 million yen were pledged mainly as collateral in substitution for settlement of cash or margin of future markets. "Other Assets" includes margin of future markets of 3,305 million yen, security deposits of 19,552 million yen and cash collateral for derivative transactions of 2,596 million yen.

The Bank treats Bills rediscounted as financial transaction, which are regulated by the JICPA Industry Auditing Committee Report No. 24, and the total face value of delivered Foreign bills bought amounted to 1 million yen.

25. Revaluation Reserve for Land

In accordance with the "Act on Revaluation of Land" (Law No.34, promulgated on March 31, 1998, hereafter the "Act"), the Bank revaluated land used for business operations. Net unrealized losses on revaluation deducted by "Deferred Tax Liabilities for Land Revaluations" are recorded as "Revaluation Reserve for Land, Net of Taxes" in "Net Assets."

Revaluation Date: March 31, 1999

Revaluation method as stipulated in the Paragraph 3, Article 3 of the Act

Revaluations are based on land prices of standardized premises as specified by the Paragraph 1, Article 2 of the "Enforcement Order on Act on Revaluation of Land", and the land prices specified in the Article 4 of the Act after relevant adjustments.

26. Other Assets

"Other Assets" in the consolidated balance sheet includes the amount of 6,316 million yen of the provisional withholding tax payment as the Bank received a reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. After a petition, the Bank filed a lawsuit in the Tokyo District Court on March 31, 2005, and won the case on April 17, 2007. The defendant appealed to the Tokyo High Court on May 1, 2007.

27. Borrowed Money

Borrowed money includes subordinate debt of 145,500 million yen.

28. Bonds and Notes

Bonds and notes include subordinate bonds of 600,855 million yen.

29. Principal of Guaranteed Trust Account

Principals of Jointly-operated money trusts ("JOMTs") and Loan trust, whose repayment of the principal is guaranteed by the Bank, were 863,500 million yen and 555,847 million yen, respectively.

30. Guarantee Liabilities for Privately-offered Corporate Bonds

The Bank guaranteed 101,124 million yen of corporate bonds in "Securities" which were privately offered (subject to the Paragraph 3, Article 2 of the "Financial Instruments and Exchange Law.") "Acceptances and Guarantees" and "Customers' Liabilities of Acceptances and Guarantees" related to such amount are cancelled out due to the revision to the appended forms in the "Enforcement Ordinance of the Banking Law" (Cabinet Office Ordinance No.38, April 17, 2007). If this change in presentation were adopted, both "Acceptances and Guarantees" and "Customers' Liabilities of Acceptances and Guarantees" at the end of September 30, 2006 would have been decreased by 91,996 million yen.

31. Net Assets per Share

Net assets per share was 706.27 yen

32. Commitment Line Contracts on Overdrafts and Loans

Commitment line contracts on overdrafts and loans are agreements to loan up to committed limit as long as there have been no breach of contracts upon the customers' request. The balance of unused commitment line contracts was 7,920,583 million yen, including 6,505,306 million yen of those either maturing within 1 year or unconditionally cancelable.

Because most of these contracts expire without being drawn down, the balance of unused commitment line contracts itself does not necessarily represent future cash flows of the Bank and its subsidiaries. In addition, most of these contracts contain clauses allowing the Bank and its subsidiaries to reject requests or reduce committed limits, when there are reasonable reasons such as changes in financial condition, needs to protect claims and other similar necessities. The Bank and its subsidiaries may request the customer to provide collateral such as real estate or securities at the time of the

contract, and may ask customers to amend clauses or take measures to secure soundness of the credit thereafter through periodical internal monitoring procedures that have already been in place.

33. Deferred Tax Accounting for Sale of Investments within the Corporate Group

The Bank started to adopt Paragraph 30-2 of the "Practical Guidelines for Deferred Tax Accounting in Consolidated Financial Statements" (the JICPA Accounting System Committee Report No.6, March 29, 2007) from the half year ended September 30, 2007. As a result, Net income for the half year ended September 30, 2007 decreased by 4,134 million yen compared to that calculated by the earlier method.

34. Accounting Standards and Practical Guidelines for Financial Instruments

In accordance with the revision on the "Accounting Standards for Financial Instruments" (the ASBJ Statement No.10, revised on June 2007) and the "Practical Guidelines for Financial Instruments Accounting" (JICPA Accounting System Committee Report No.14, revised on July 4, 2007), which amended the classification of "Securities", the Bank adopted such accounting standards and practical guidelines from the half year ended September 20, 2007.

Consolidated Statement of Income

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A-B)	Mar-07 (C)
Operating Income:				
Trust Fees	36,737	35,867	870	73,226
Interest Income:	201,340	162,271	39,068	344,541
Interest on Loans and Discounts	110,493	85,867	24,625	184,710
Interest and Dividends on Securities	74,216	61,383	12,833	127,848
Fees and Commissions	68,702	59,705	8,997	134,250
Trading Income	6,886	3,612	3,273	8,311
Other Operating Income	196,717	112,620	84,096	261,632
Other Income	11,814	13,694	(1,880)	31,403
Total Operating Income	522,198	387,772	134,426	853,365
Operating Expenses:				
Interest Expenses:	119,483	79,618	39,864	184,455
Interest on Deposits	56,672	39,584	17,088	94,162
Fees and Commissions	13,646	13,076	570	30,498
Trading Expenses	489	-	489	166
Other Operating Expenses	181,440	93,235	88,204	222,739
General and Administrative Expenses	98,751	91,870	6,881	183,334
Other Expenses	47,016	10,795	36,220	61,998
Total Operating Expenses	460,827	288,596	172,231	683,194
Operating Profits	61,371	99,175	(37,804)	170,171
Extraordinary Profits	10,795	179	10,616	5,214
Extraordinary Losses	1,328	1,372	(44)	7,607
Income before Income Taxes and Others	70,838	97,982	(27,144)	167,778
Provision for Income Taxes and Others:				
Current	37,333	13,391	23,942	59,830
Deferred	(7,193)	18,403	(25,597)	(1,086)
Minority Interests	2,980	2,226	753	5,214
Net Income	37,718	63,960	(26,242)	103,820

Notes to Consolidated Statement of Income for the First Half Fiscal Year 2007

1. Net Income per Share 22.52 yen
2. Net Income per Share (fully diluted) 22.52 yen
3. Trading Profits and Losses
   Profits and losses on trading transactions are shown as "Trading Income" or "Trading Expenses" on a trade date basis.
4. Other Income
   "Other Income" includes gains on sale of stocks and other securities of 7,646 million yen.
5. Other Expenses
   "Other Expenses" includes provision for reserve for possible loan losses of 24,085 million yen, and losses on write-offs of 9,620 million yen.
6. Extraordinary Profits
   "Extraordinary Profits" includes Gains from return on employee retirement benefit trust of 9,969 million yen.
7. Extraordinary Losses
   "Extraordinary Losses" includes Losses on dispositions of fixed assets of 1,172 million yen.

Consolidated Statement of Changes in Net Asset

Half Year ended
September 30, 2007

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,517	242,538	429,674	(389)	959,340
Changes of Items during the Period:					
Issuance of New Shares	19	19			39
Dividends from Surplus		-	(14,234)		(14,234)
Net Income			37,718		37,718
Purchase of Treasury Stock				(60)	(60)
Disposal of Treasury Stock		1	-	10	12
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	19	20	23,484	(49)	23,475
Balance at the End of the Current Period	287,537	242,559	453,158	(439)	982,816

Half Year ended
September 30, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907
Changes of Items during the Period:							
Issuance of New Shares							39
Dividends from Surplus							(14,234)
Net Income							37,718
Purchase of Treasury Stock							(60)
Disposal of Treasury Stock							12
Net Changes of Items Other than Owners' Equity	(77,826)	(1,060)	-	1,019	(77,867)	32	(77,835)
Total Changes of Items during the Period	(77,826)	(1,060)	-	1,019	(77,867)	32	(54,360)
Balance at the End of the Current Period	217,387	(10,771)	(4,168)	(2,498)	199,949	210,781	1,393,547

Consolidated Statement of Changes in Net Asset

Half Year ended
September 30, 2006

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	173	172			346
Dividends from Surplus		-	(10,035)		(10,035)
Bonuses to Directors			(70)		(70)
Net Income			63,960		63,960
Purchase of Treasury Stock				(67)	(67)
Disposal of Treasury Stock		1	-	3	4
Reversal of Revaluation Reserve for Land, Net of Taxes			(3)		(3)
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	173	174	53,851	(64)	54,134
Balance at the End of the Current Period	287,457	240,877	403,602	(316)	931,621

Half Year ended
September 30, 2006

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							346
Dividends from Surplus							(10,035)
Bonuses to Directors							(70)
Net Income							63,960
Purchase of Treasury Stock							(67)
Disposal of Treasury Stock							4
Reversal of Revaluation Reserve for Land, Net of Taxes							(3)
Net Changes of Items Other than Owners' Equity	(15,596)	(7,907)	4	(544)	(24,044)	1,695	(22,349)
Total Changes of Items during the Period	(15,596)	(7,907)	4	(544)	(24,044)	1,695	31,785
Balance at the End of the Current Period	232,520	(7,907)	(3,735)	(4,416)	216,460	160,780	1,308,862

Consolidated Statement of Changes in Net Asset

Year ended
March 31, 2007

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	233	1,832			2,066
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			103,820		103,820
Purchase of Treasury Stock				(145)	(145)
Disposal of Treasury Stock		2	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes			429		429
Provision for Reserve for Losses on Overseas Investment			0		0
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	233	1,835	79,922	(138)	81,853
Balance at the End of the Current Period	287,517	242,538	429,674	(389)	959,340

Year ended
March 31, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							2,066
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							103,820
Purchase of Treasury Stock							(145)
Disposal of Treasury Stock							9
Reversal of Revaluation Reserve for Land, Net of Taxes							429
Provision for Reserve for Losses on Overseas Investment							0
Net Changes of Items Other than Owners' Equity	47,096	(9,710)	(427)	354	37,312	51,663	88,976
Total Changes of Items during the Period	47,096	(9,710)	(427)	354	37,312	51,663	170,830
Balance at the End of the Current Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907

Notes to Consolidated Statement of Changes in Net Asset for the First Half Fiscal Year 2007

1.Issued Share and Treasury Stock

Issued Share and Treasury Stock are as follows: (Thousands of Shares)

	Number of Shares Outstanding at the End of Previous Period	Increase	Decrease	Number of Shares Outstanding at the End of Current Period	Note
Number of issued shares:					
Common Stock	1,675,034	94	-	1,675,128	1)
Treasury Stock:					
Common Stock	429	52	11	470	2), 3)

Note:

1) Issued share increased by 94 thousand due to exercise of stock option plans.

2) Treasury stock increased by 52 thousand due to requests for redemption of odd-lot stocks.

3) Treasury stock decreased by 11 thousand due to requests for additional purchase of odd-lot stocks.

2.Dividends

Dividends are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Cash Dividends per Share	Record Date	Effective Date of Distribution
June 28, 2007 Ordinary General Meeting of Shareholders	Common Stock	(Millions of Yen) 14,234	(Yen) 8.50	March 31, 2007	June 29, 2007

Dividends, which record date is within this interim period and effective date of distribution is after the end of the first half fiscal year, are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Source of Distribution Surplus	Cash Dividends per Share	Record Date	Effective Date of Distribution
November 15, 2007 Board of Directors	Common Stock	(Millions of Yen) 14,234	Other Retained Earnings	(Yen) 8.50	September 30, 2007	December 7, 2007

Consolidated Statement of Cash Flows

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A-B)	Mar-07 (C)
Net Cash Provided by (Used in) Operating Activities:				
Income before Income Taxes and Others	70,838	97,982	(27,144)	167,778
Depreciation	7,296	7,488	(192)	14,071
Losses on Impairment of Fixed Assets	29	1,079	(1,049)	7,088
Amortization of Goodwill (Negative Goodwill)	3,970	4,169	(198)	6,171
Equity in Losses (Earnings) of Affiliates	546	(1,096)	1,642	(5,861)
Increase (Decrease) in Reserve for Possible Loan Losses	23,481	3,618	19,862	29,259
Increase (Decrease) in Reserve for Losses on Investment Securities	833	-	833	6,718
Increase (Decrease) in Reserve for Employees' Bonus	361	(36)	397	(81)
Increase (Decrease) in Reserve for Bonus for Directors and Corporate Auditors	(85)	-	(85)	85
Increase (Decrease) in Reserve for Employee Retirement Benefits	(247)	(374)	127	(635)
Interest Income	(201,340)	(162,271)	(39,068)	(344,541)
Interest Expenses	119,483	79,618	39,864	184,455
Losses (Gains) on Securities	(25,092)	(7,871)	(17,220)	(3,495)
Losses (Gains) on Money Held in Trust	1,292	(188)	1,481	(680)
Losses (Gains) on Foreign Exchanges	(14,851)	(42,027)	27,175	(84,777)
Losses (Gains) on Sale of Fixed Assets	862	293	568	(1,754)
Net Decrease (Increase) in Trading Assets	(116,622)	(2,890)	(113,732)	(173,842)
Net Increase (Decrease) in Trading Liabilities	21,618	(20,477)	42,095	(16,179)
Net Decrease (Increase) in Loans and Bills Discounted	(35,840)	(501,158)	465,317	(257,487)
Net Increase (Decrease) in Deposits	43,163	739,207	(696,044)	997,277
Net Increase (Decrease) in Negotiable Certificates of Deposit	145,238	(107,873)	253,111	(54,008)
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	141,208	329,254	(188,046)	37,130
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	124,587	(126,451)	251,039	(147,239)
Net Decrease (Increase) in Call Loans and Others	43,631	194,624	(150,993)	75,699
Net Decrease (Increase) in Receivables under Securities Borrowing Transactions	-	(205,065)	205,065	-
Net Increase (Decrease) in Call Money and Others	673,596	(417,257)	1,090,853	(815,431)
Net Increase (Decrease) in Payables under Securities Lending Transactions	(186,413)	(411,589)	225,175	(410,884)
Net Decrease (Increase) in Foreign Exchange Assets	(322)	(798)	475	(3,534)
Net Increase (Decrease) in Foreign Exchange Liabilities	100	6	94	2
Net Increase (Decrease) in Short-term Corporate Bonds Liabilities	154,961	43,406	111,555	(90,454)
Net Increase (Decrease) in Issuance and Redemption of Bonds other than Subordinated Bonds	2,150	-	2,150	-
Net Increase (Decrease) in Borrowed Money from Trust Account	(159,655)	(242,858)	83,203	(413,898)
Interest Income Received on Cash Basis	214,429	170,766	43,662	336,732
Interest Expenses Paid on Cash Basis	(117,017)	(75,149)	(41,868)	(166,196)
Other - Net	(4,369)	(68,593)	64,224	(37,586)
Sub-Total	931,823	(722,513)	1,654,337	(1,166,098)
Income Tax (Paid) Refund	(66,297)	(5,801)	(60,495)	(8,396)
Net Cash Provided by (Used in) Operating Activities	865,526	(728,314)	1,593,841	(1,174,494)
Net Cash Provided by (Used in) Investing Activities:				
Purchase of Securities	(4,835,041)	(2,494,491)	(2,340,549)	(3,532,205)
Proceeds from Sale of Securities	3,537,637	2,222,673	1,314,963	3,386,301
Proceeds from Redemption of Securities	440,622	418,693	21,928	978,915
Increase in Money Held in Trust	-	-	-	(5,000)
Decrease in Money Held in Trust	61	358	(297)	417
Purchase of Tangible Fixed Assets	(4,028)	(3,819)	(208)	(51,725)
Proceeds from Sale of Tangible Fixed Assets	1,098	65	1,032	3,722
Purchase of Intangible Fixed Assets	(5,540)	(8,536)	2,996	(12,259)
Proceeds from Sale of Intangible Fixed Assets	24	0	24	0
Purchase of Stock of New Consolidated Subsidiaries	(24,101)	-	(24,101)	(23,462)
Purchase of Stock of Consolidated Subsidiaries	-	-	-	(399)
Net Cash Provided by (Used in) Investing Activities	(889,267)	134,943	(1,024,211)	744,304
Net Cash Provided by (Used in) Financing Activities:				
Increase in Subordinated Borrowings	45,000	-	45,000	-
Decrease in Subordinated Borrowings	(38,000)	-	(38,000)	-
Proceeds from Issuance of Subordinated Bonds and Bonds with Stock Acquisition Rights	89,518	184,415	(94,897)	205,203
Payments for Redemption of Subordinated Bonds and Bonds with Stock Acquisition Rights	(26,900)	(43,600)	16,700	(46,800)
Proceeds from Issuance of Common Stock	39	346	(307)	466
Proceeds from Issuance of Stock to Minority Stockholders	-	1,728	(1,728)	51,735
Cash Dividends Paids	(14,293)	(10,031)	(4,262)	(24,248)
Cash Dividends Paid to Minority Stockholders	(2,978)	(2,320)	(658)	(4,492)
Purchase of Treasury Stock	(60)	(67)	7	(145)
Proceeds from Sale of Treasury Stock	12	4	8	10
Net Cash Provided by (Used in) Financing Activities	52,336	130,474	(78,138)	181,729
Effect on Exchange Rate Changes on Cash and Cash Equivalents	1,089	(663)	1,753	250
Net Change in Cash and Cash Equivalents	29,684	(463,560)	493,245	(248,209)
Cash and Cash Equivalents at Beginning of Period	443,240	691,450	(248,209)	691,450
Cash and Cash Equivalents at End of Period	472,925	227,889	245,035	443,240

Notes to Consolidated Statement of Cash Flows for the First Half Fiscal Year 2007

1. Cash and Cash Equivalents

In preparing the consolidated statement of cash flows, Cash and due from Bank of Japan in the case of the Bank, and Cash and due from banks in the case of the consolidated subsidiaries, are considered "Cash and Cash Equivalents."

2. Reconciliation of Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	694,569
Due from Banks (excluding due from Bank of Japan)	(221,643)
Cash and Cash Equivalents	472,925

Segment Information (Consolidated)

1. Business Segment

Half Year ended September 30, 2007 (Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	327,804	176,928	26,065	530,798	(8,599)	522,198
Unaffiliated Customers	319,656	176,743	25,798	522,198	-	522,198
Intersegment	8,148	184	266	8,599	(8,599)	-
Operating Expenses	276,854	174,012	17,708	468,575	(7,747)	460,827
Operating Profits	50,949	2,916	8,357	62,223	(851)	61,371

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows:
(1) Trust Banking Business: trust banking and its supplemental and associated businesses
(2) Leasing Business: leasing business
(3) Financial-related Business: real estate secured loan, credit cards and other businesses
3. Above table lists an operating income and operating profits, instead of gross sales and business profit of company in other industries.

Half Year ended September 30, 2006 (Millions of Yen)

	Trust Banking Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	276,833	114,812	391,646	(3,874)	387,772
Unaffiliated Customers	273,213	114,558	387,772	-	387,772
Intersegment	3,619	254	3,874	(3,874)	-
Operating Expenses	182,432	109,256	291,688	(3,092)	288,596
Operating Profits	94,401	5,556	99,957	(781)	99,175

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows:
(1) Trust Banking Business: trust banking and its supplemental and associated businesses
(2) Financial-related Business: leasing business, credit cards and other businesses
3. Above table lists an operating income and operating profits, instead of gross sales and business profit of company in other industries.

Year ended March 31, 2007 (Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	575,189	241,714	50,487	867,391	(14,025)	853,365
Unaffiliated Customers	570,615	241,472	41,278	853,365	-	853,365
Intersegment	4,574	242	9,209	14,025	(14,025)	-
Operating Expenses	424,490	231,367	31,822	687,681	(4,486)	683,194
Operating Profits	150,698	10,346	18,664	179,710	(9,538)	170,171

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows:
(1) Trust Banking Business: trust banking and its supplemental and associated businesses
(2) Leasing Business: leasing business
(3) Financial-related Business: real estate secured loan, credit cards and other businesses
3. Above table lists an operating income and operating profits, instead of gross sales and business profit of company in other industries.
4. As STB Leasing Co., Ltd. became the consolidated subsidiary, Leasing Business, formerly included in Financial-related Business, is separately presented. The information as of March 31,2007 by the former segment classification, is as follows:

Year ended March 31, 2007 (Millions of Yen)

	Trust Banking Business	Financial-related Business	Total	Elimination	Consolidated
Operating Income	575,189	292,064	867,254	(13,888)	853,365
Unaffiliated Customers	570,615	282,750	853,365	-	853,365
Intersegment	4,574	9,314	13,888	(13,888)	-
Operating Expenses	424,490	263,157	687,648	(4,454)	683,194
Operating Profits	150,698	28,907	179,605	(9,434)	170,171

2. Geographic Segment

Half Year ended September 30, 2007

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Operating Income	458,568	44,316	27,730	15,570	546,186	(23,987)	522,198
Unaffiliated Customers	447,600	36,027	26,037	12,534	522,198	-	522,198
Intersegment	10,968	8,289	1,693	3,035	23,987	(23,987)	-
Operating Expenses	397,770	46,397	24,556	14,412	483,136	(22,309)	460,827
Operating Profits	60,798	(2,081)	3,173	1,157	63,049	(1,677)	61,371

Half Year ended September 30, 2006

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Operating Income	336,375	24,002	19,289	14,925	394,592	(6,820)	387,772
Unaffiliated Customers	335,471	19,314	18,728	14,257	387,772	-	387,772
Intersegment	904	4,687	560	668	6,820	(6,820)	-
Operating Expenses	243,438	20,489	18,328	13,160	295,417	(6,820)	288,596
Operating Profits	92,937	3,512	961	1,764	99,175	-	99,175

Year ended March 31, 2007

(Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
Operating Income	750,931	57,684	45,212	30,436	884,265	(30,899)	853,365
Unaffiliated Customers	737,317	46,825	42,642	26,581	853,365	-	853,365
Intersegment	13,614	10,859	2,570	3,855	30,899	(30,899)	-
Operating Expenses	589,325	52,054	42,595	28,445	712,420	(29,226)	683,194
Operating Profits	161,605	5,630	2,617	1,990	171,844	(1,672)	170,171

Notes:
1. Above table lists an operating income and operating profits, which are classified each regions into geographic proximity, similarity of economic activities and relationship of business activities, instead of gross sales and business profit of companies in other industries.
2. Americas includes United States, Europe includes United Kingdom and Asia/Oceania includes Singapore.

3. Operating Income from Overseas Operation

(Millions of Yen)

	Operating Income from Overseas Operations (A)	Consolidated Operating Income (B)	(A)/(B)
Half Year ended September 30, 2007	74,598	522,198	14.2%
Half Year ended September 30, 2006	52,300	387,772	13.5%
Year ended March 31,2007	116,048	853,365	13.5%

Notes:
1. Above table lists breakdown of operating income and operating profits instead of gross sales and operating profit of companies in other industries.
2. Operating income from overseas operation consists of income from transactions of overseas branches of the Bank and overseas consolidated subsidiaries (excluding internal operating income among consolidated subsidiaries). These extensive transactions are not categorized by transaction party, geographic segment information is not presented.

Related Party Transactions

There are no material transaction with related parties to be reported for the first half fiscal year ended September 30, 2007 and 2006.

Fair Value Information for the First Half Fiscal Year 2007 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Fair Value

	September 30, 2007		
Millions of Yen	*Book Value*	*Fair Value*	*Net Unrealized Gain(Loss)*
Japanese Government Bonds	482,080	482,282	202
Japanese Local Government Bonds	100	99	(0)
Japanese Short-term Corporate Bonds	-	-	-
Japanese Corporate Bonds	180,702	180,095	(607)
Others	304	323	18
Foreign Bonds	304	323	18
Total	663,187	662,801	(386)

Fair value is based on the closing prices at the balance sheet date.

(b) Available-for-Sale Securities with Fair Value

	September 30, 2007		
Millions of Yen	*Cost*	*Book Value*	*Net Unrealized Gain(Loss)*
Japanese Stocks	493,212	913,274	420,062
Japanese Bonds	1,120,454	1,114,780	(5,673)
Government Bonds	913,290	909,876	(3,414)
Local Government Bonds	35,715	35,686	(28)
Short-term Corporate Bonds	-	-	-
Corporate Bonds	171,448	169,217	(2,230)
Others	3,375,837	3,326,767	(49,069)
Foreign Stocks	412	1,660	1,248
Foreign Bonds	2,583,790	2,522,067	(61,723)
Others	791,634	803,040	11,405
Total	4,989,504	5,354,823	365,319

Book value of Japanese stocks in the consolidated balance sheet is calculated using the average market price during final month of the fiscal period, while that of securities other than Japanese stocks is mainly calculated using the fair value at the end of the fiscal period.

Net unrealized Gain(Loss) includes 773 million yen, which was expensed as the result of the fair value hedging.

(c) Securities with No Available Fair Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2007
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	236,996
Trust Certificates of Loan Trust	203,580
Unlisted Foreign Securities	98,887

(d) Investments in Subsidiaries and Affiliates with Fair Value (Non-consolidated)

There are no corresponding item.

2. Money Held in Trust

(a) Money Held in Trust being Held to Maturity

There are no corresponding item.

(b) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	September 30, 2007		
Millions of Yen	*Cost*	*Book Value*	*Net Unrealized Gain(Loss)*
Other Money Held in Trust	2,000	2,000	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

	September 30, 2007
Millions of Yen	*Book Value*
Net Unrealized Gains	366,043
Available-for-Sale Securities	366,043
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	148,405
Total (before adjustment for Minority Interests)	217,638
(-) Minority Interests	241
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	(9)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	217,387

Net unrealized gains includes foreign currency translation adjustments on foreign securities with no available fair value and investment associations.

Net unrealized Gains do not include 773 million yen, which was expensed as the result of the fair value hedging.

Fair Value Information for the First Half Fiscal Year 2006 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Held-to-Maturity Debt Securities with Fair Value

	September 30, 2006		
Millions of Yen	*Book Value*	*Fair Value*	*Net Unrealized Gain(Loss)*
Japanese Government Bonds	511,856	510,836	(1,019)
Japanese Local Government Bonds	100	99	(0)
Japanese Short-term Corporate Bonds	-	-	-
Japanese Corporate Bonds	290,276	289,331	(944)
Others	1,387	1,408	20
Foreign Bonds	1,387	1,408	20
Total	803,619	801,676	(1,943)

Fair value is based on the closing prices at the balance sheet date.

(b) Available-for-Sale Securities with Fair Value

	September 30, 2006		
Millions of Yen	*Cost*	*Book Value*	*Net Unrealized Gain(Loss)*
Japanese Stocks	466,364	870,988	404,624
Japanese Bonds	1,230,610	1,223,885	(6,724)
Government Bonds	866,506	861,917	(4,589)
Local Government Bonds	73,816	73,089	(727)
Short-term Corporate Bonds	-	-	-
Corporate Bonds	290,286	288,878	(1,408)
Others	2,287,965	2,274,528	(13,436)
Foreign Stocks	3,770	4,182	412
Foreign Bonds	1,869,864	1,850,446	(19,417)
Others	414,330	419,899	5,568
Total	3,984,939	4,369,402	384,462

Book value of Japanese stocks in the consolidated balance sheet is calculated using the average market price during final month of the fiscal period, while that of securities other than Japanese stocks is mainly calculated using the fair value at the end of the fiscal period.

Net unrealized Gain(Loss) includes 947 million yen, which was expensed as the result of the fair value hedging.

(c) Securities with No Available Fair Value

The following table summarizes main items of book value of securities with no available fair value.

	September 30, 2006
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	246,589
Trust Certificates of Loan Trust	229,815
Unlisted Foreign Securities	135,112

(d) Investments in Subsidiaries and Affiliates with Fair Value (Non-consolidated)

	September 30, 2006		
Millions of Yen	*Book Value*	*Fair Value*	*Net Unrealized Gain(Loss)*
Investments in Affiliates	653	1,440	787

Fair value is based on the closing prices at the blance sheet date.

2. Money Held in Trust

(a) Money Held in Trust being Held to Maturity

There are no corresponding item.

(b) Other Money Held in Trust (other than for trading purpose and being held to maturity)

Millions of Yen	September 30, 2006 Cost	Book Value	Net Unrealized Gain(Loss)
Other Money Held in Trust	2,000	2,000	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	September 30, 2006 Book Value
Net Unrealized Gains	385,557
Available-for-Sale Securities	385,557
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	156,503
Total (before adjustment for Minority Interests)	229,053
(-) Minority Interests	111
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	3,578
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	232,520

Net unrealized gains includes foreign currency translation adjustments on foreign securities with no available fair value and investment associations.

Net unrealized Gains do not include 947 million yen, which was expensed as the result of the fair value hedging.

Fair Value Information for Fiscal Year 2006 (Consolidated)

1. Securities

The information includes a part of "Trading Assets", "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2007	
Millions of Yen	*Book Value*	*Net Unrealized Gain(Loss) Reflected on the Statement of Income*
Trading Securities	534,464	218

(b) Held-to-Maturity Debt Securities with Fair Value

	March 31, 2007				
	Book	*Fair*	*Unrealized Gain(Loss)*		
Millions of Yen	*Value*	*Value*	*Net*	*Gain*	*Loss*
Japanese Government Bonds	502,183	501,472	(711)	785	1,497
Japanese Local Government Bonds	100	99	(0)	0	0
Japanese Short-term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	204,292	203,361	(930)	-	930
Others	295	322	27	29	1
Foreign Bonds	295	322	27	29	1
Total	706,871	705,256	(1,614)	815	2,429

Fair value is based on the closing prices at the balance sheet date.

(c) Available-for-Sale Securities with Fair Value

	March 31, 2007				
		Book	*Unrealized Gain(Loss)*		
Millions of Yen	*Cost*	*Value*	*Net*	*Gain*	*Loss*
Japanese Stocks	481,914	989,188	507,273	514,775	7,501
Japanese Bonds	955,035	951,480	(3,555)	1,340	4,895
Government Bonds	623,930	621,497	(2,433)	802	3,235
Local Government Bonds	62,061	61,884	(177)	234	412
Short-term Corporate Bonds	-	-	-	-	-
Corporate Bonds	269,042	268,098	(944)	303	1,248
Others	2,150,581	2,143,336	(7,245)	17,803	25,049
Foreign Stocks	3	27	24	24	-
Foreign Bonds	1,692,225	1,672,190	(20,035)	3,572	23,607
Others	458,352	471,117	12,765	14,207	1,441
Total	3,587,532	4,084,004	496,472	533,919	37,446

Book value of Japanese stocks in the consolidated balance sheet is calculated using the average market price during final month of the fiscal period, while that of securities other than Japanese stocks is mainly calculated using the fair value at the end of the fiscal period.
Net unrealized Gain(Loss) includes 643 million yen, which was expensed as the result of the fair value hedging.

(d) Available-for-Sale Securities sold during the Fiscal Year

	March 31, 2007		
Millions of Yen	*Amount Sold*	*Gain*	*Loss*
Available-for-Sale Securities	3,248,298	27,204	19,143

(e) Securities with No Available Fair Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2007
Millions of Yen	*Book Value*
Available-for-Sale Securities	
Unlisted Japanese Bonds	237,619
Trust Certificates of Loan Trust	225,258
Unlisted Foreign Securities	92,060

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available-for-Sale Securities with Maturity and Held-to-Maturity Debt Securities

	March 31, 2007			
	Book Value			
Millions of Yen	1year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Japanese Bonds	344,357	960,828	535,419	55,069
Government Bonds	196,627	463,310	410,683	53,060
Local Government Bonds	5,109	23,829	33,045	-
Short-Term Corporate Bonds	-	—	—	—
Corporate Bonds	142,620	473,689	91,690	2,009
Others	264,901	712,136	628,122	661,043
Foreign Bonds	164,101	522,380	600,519	436,140
Others	100,799	189,756	27,602	224,902
Total	609,258	1,672,965	1,163,542	716,112

(h) Investments in Subsidiaries and Affiliates with Fair Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2007	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	18,031	460

(b) Money Held in Trust being Held to Maturity

There are no corresponding items.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	March 31, 2007				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Other Money Held in Trust	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available-for-Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

	March 31, 2007
Millions of Yen	Book Value
Net Unrealized Gains	497,074
Available-for-Sale Securities	497,074
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	201,564
Total (before adjustment for Minority Interests)	295,510
(-) Minority Interests	274
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	(22)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	295,213

Net unrealized gains includes foreign currency translation adjustments on foreign securities with no available fair value and investment associations.

Net unrealized Gains do not include 643 million yen, which was expensed as the result of the fair value hedging.

Derivatives Financial Instants for the First Half Fiscal Year 2007 and 2006 (Consolidated)

1. Interest Related Transactions

	September 30, 2007 (unaudited)			September 30, 2006		
Millions of Yen	Contract Value	Fair Value	Unrealized Gain (Loss)	Contract Value	Fair Value	Unrealized Gain (Loss)
Listed						
Interest Futures						
Sold	24,655,194	(15,621)	(15,621)	18,177,630	3,991	3,991
Purchased	25,477,507	14,460	14,460	18,057,699	(4,521)	(4,521)
Interest Options						
Sold	2,661,122	(1,183)	(580)	3,797,077	(363)	74
Purchased	2,747,667	1,333	490	4,112,520	466	(186)
Over-the-Counter						
Forward Rate Agreements	-	-	-	-	-	-
Interest Rate Swaps						
Fix Rcv-Flt Pay	55,273,038	164,139	164,139	38,142,744	135,153	135,153
Flt Rcv-Fix Pay	55,621,338	(90,168)	(90,168)	37,340,369	(95,396)	(95,396)
Flt Rcv-Flt Pay	2,295,862	1,052	1,052	1,950,412	1,656	1,656
Interest Options						
Sold	20,372,591	(81,034)	13,643	13,207,969	(62,409)	(8,471)
Purchased	17,154,282	154,360	(22,968)	8,036,839	87,559	(493)
Others	-	-	-	-	-	-
Total		147,337	64,447		66,134	31,805

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.

2. Currency Related Transactions

	September 30, 2007 (unaudited)			September 30, 2006		
Millions of Yen	Contract Value	Fair Value	Unrealized Gain (Loss)	Contract Value	Fair Value	Unrealized Gain (Loss)
Listed						
Currency Futures	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-
Over-the-Counter						
Currency Swaps	251,783	(459)	(459)	394,809	(160)	(160)
Forward						
Sold	2,881,760	(24,557)	(24,557)	2,625,118	(43,444)	(43,444)
Purchased	3,566,165	28,894	28,894	2,960,118	62,106	62,106
Currency Options						
Sold	2,325,811	(61,822)	854	1,601,250	(50,084)	(5,138)
Purchased	2,353,780	52,349	(5,878)	1,508,284	30,314	(1,066)
Others	-	-	-	-	-	-
Total		(5,594)	(1,145)		(1,268)	12,297

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the half fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.

3. Stock Related Transactions

Millions of Yen	September 30, 2007 (unaudited) Contract Value	Fair Value	Unrealized Gain (Loss)	September 30, 2006 Contract Value	Fair Value	Unrealized Gain (Loss)
Listed						
Stock Index Futures						
Sold	13,993	(477)	(477)	78,590	(1,005)	(1,005)
Purchased	8,484	138	138	83,188	1,114	1,114
Stock Index Options						
Sold	7,474	(83)	64	32,794	(137)	53
Purchased	49,173	338	(534)	14,950	28	(26)
Over-the-Counter						
Stock Options	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		(83)	(808)		0	136

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

4. Bond Related Transactions

Millions of Yen	September 30, 2007 (unaudited) Contract Value	Fair Value	Unrealized Gain (Loss)	September 30, 2006 Contract Value	Fair Value	Unrealized Gain (Loss)
Listed						
Bond Futures						
Sold	803,256	1,688	1,688	1,238,452	(3,880)	(3,880)
Purchased	730,986	(686)	(686)	1,125,447	3,821	3,821
Bond Future Options						
Sold	270,147	(627)	697	535,344	(1,525)	(103)
Purchased	418,384	841	(789)	525,274	1,682	423
Over-the-Counter						
Bond Options						
Sold	-	-	-	5,180	(14)	(4)
Purchased	-	-	-	-	-	-
Others	-	-	-	-	-	-
Total		1,215	909		82	256

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

5. Commodity Related Transactions

Millions of Yen	September 30, 2007 (unaudited) Contract Value	Fair Value	Unrealized Gain (Loss)	September 30, 2006 Contract Value	Fair Value	Unrealized Gain (Loss)
Listed						
Commodity Futures						
Sold	-	-	-	51	1	1
Purchased	-	-	-	49	(0)	(0)
Total		-	-		1	1

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.

6. Credit Derivative Transactions

Millions of Yen	September 30, 2007 (unaudited) Contract Value	Fair Value	Unrealized Gain (Loss)	September 30, 2006 Contract Value	Fair Value	Unrealized Gain (Loss)
Over-the-Counter						
Credit Derivatives						
Sold	80,000	(8)	(8)	80,000	62	62
Purchased	140,486	71	71	151,816	(211)	(211)
Total		62	62		(148)	(148)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Derivatives Financial Instants for Fiscal Year 2006 and 2005 (Consolidated)

1. Interest Related Transactions

	March 31, 2007				March 31, 2006			
Millions of Yen	*Contract Value*	*Over 1YR*	*Fair Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Fair Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	19,454,224	2,556,984	1,635	1,635	17,870,918	3,524,963	19,763	19,763
Purchased	18,359,178	1,815,857	(2,537)	(2,537)	17,797,878	2,724,017	(21,080)	(21,080)
Interest Options								
Sold	2,165,560	-	(85)	196	1,120,469	-	(511)	(262)
Purchased	1,711,491	-	152	(180)	1,005,702	-	379	157
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	45,196,447	40,308,449	93,276	93,276	30,034,952	26,313,064	(305,262)	(305,262)
Flt Rcv-Fix Pay	45,193,109	39,820,712	(67,320)	(67,320)	30,306,868	26,115,683	323,932	323,932
Flt Rcv-Flt Pay	2,170,165	1,972,725	1,364	1,364	2,072,478	1,450,378	1,972	1,972
Interest Options								
Sold	21,087,970	21,036,136	(50,493)	39,215	7,282,762	7,233,076	(27,783)	1,706
Purchased	12,951,464	12,939,464	93,914	(38,989)	3,090,749	3,059,549	35,014	5,444
Others	-	-	-	-	-	-	-	-
Total			69,905	26,659			26,423	26,370

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Fair value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Fair value of OTC transactions is calculated mainly using discounted present value and option pricing models.

2. Currency Related Transactions

	March 31, 2007				March 31, 2006			
Millions of Yen	*Contract Value*	*Over 1YR*	*Fair Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Fair Value*	*Unrealized Gain (Loss)*
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	270,125	99,331	46	46	403,409	251,147	30	30
Forward								
Sold	2,810,313	265,427	(38,889)	(38,889)	2,594,785	194,816	(32,095)	(32,095)
Purchased	3,394,952	411,540	52,899	52,899	3,442,496	301,678	39,089	39,089
Currency Options								
Sold	2,517,170	932,301	(58,089)	(1,427)	1,186,383	424,928	(38,001)	(6,304)
Purchased	2,170,678	676,941	41,473	(2,808)	993,549	382,532	27,358	4,179
Others	-	-	-	-	-	-	-	-
Total			(2,558)	9,820			(3,618)	4,899

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Fair value of OTC transactions is calculated mainly using discounted present value and option pricing models.

3. Stock Related Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	100,111	-	(1,274)	(1,274)	39,988	-	(977)	(977)
Purchased	66,261	-	575	575	45,036	-	572	572
Stock Index Options								
Sold	53,965	-	(334)	127	33,480	-	(119)	48
Purchased	78,457	-	320	(345)	10,587	-	11	(42)
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(712)	(916)			(514)	(399)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Fair value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

4. Bond Related Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,101,633	-	3,526	3,526	729,921	-	4,608	4,608
Purchased	1,142,550	-	(3,769)	(3,769)	666,533	-	(3,995)	(3,995)
Bond Future Options								
Sold	340,376	-	(379)	287	321,765	-	(818)	42
Purchased	474,311	-	362	(533)	229,366	-	1,102	301
Over-the-Counter								
Bond Options								
Sold	-	-	-	-	9,925	-	(41)	6
Purchased	-	-	-	-	4,947	-	10	(18)
Others	-	-	-	-	-	-	-	-
Total			(260)	(489)			865	944

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Fair value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Fair value of OTC transactions is calculated mainly using option pricing models.

5. Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2007 and 2006.

6. Credit Derivative Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Fair Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivatives								
Sold	81,000	81,000	153	153	83,500	83,500	(211)	(211)
Purchased	264,209	264,209	(679)	(679)	40,000	40,000	(216)	(216)
Total			(525)	(525)			(428)	(428)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Fair value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-consolidated Balance Sheet

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A−B)	Mar-07 (C)	Change (A−C)
Assets:					
Cash and Due from Banks	639,909	533,274	106,634	761,614	(121,704)
Call Loans	242,545	144,005	98,539	244,125	(1,580)
Receivables under Securities Borrowing Transactions	-	205,065	(205,065)	-	-
Monetary Claims Bought	586,028	631,998	(45,969)	646,072	(60,043)
Trading Assets	727,475	439,859	287,616	610,925	116,549
Money Held in Trust	18,677	14,598	4,078	20,031	(1,353)
Securities	6,403,360	5,911,700	491,660	5,504,467	898,892
Loans and Bills Discounted	10,898,212	10,870,759	27,453	10,797,440	100,772
Foreign Exchanges	6,940	3,882	3,058	6,618	322
Other Assets	1,077,695	1,099,063	(21,367)	1,041,532	36,162
Tangible Fixed Assets	114,923	74,451	40,472	114,020	902
Intangible Fixed Assets	20,397	22,277	(1,879)	21,392	(994)
Customers' Liabilities for Acceptances and Guarantees	746,765	808,571	(61,805)	741,588	5,177
Reserve for Possible Loan Losses	(120,967)	(69,873)	(51,094)	(97,879)	(23,087)
Reserve for Losses on Investment Securities	(7,889)	(385)	(7,503)	(6,993)	(895)
Total Assets	21,354,076	20,689,248	664,827	20,404,956	949,119
Liabilities:					
Deposits	11,321,679	11,053,313	268,366	11,317,081	4,597
Negotiable Certificates of Deposit	2,509,886	2,315,783	194,102	2,371,648	138,238
Call Money	224,046	224,967	(920)	153,620	70,426
Payables under Repurchase Agreements	1,286,855	1,010,513	276,342	683,686	603,169
Payables under Securities Lending Transactions	105,752	291,461	(185,709)	292,166	(186,413)
Trading Liabilities	77,265	51,308	25,957	55,720	21,545
Borrowed Money	1,038,312	861,835	176,476	826,578	211,734
Foreign Exchanges	344	380	(35)	183	161
Short-term Corporate Bonds	444,970	374,989	69,980	293,490	151,480
Bonds and Notes	315,955	260,583	55,372	260,590	55,365
Borrowed Money from Trust Account	1,159,892	1,490,588	(330,695)	1,319,548	(159,655)
Other Liabilities	938,300	738,369	199,931	776,518	161,782
Reserve for Employees' Bonus	3,890	3,803	86	3,620	269
Reserve for Bonus for Directors and Corporate Auditors	-	-	-	85	(85)
Reserve for Employee Retirement Benefits	195	186	9	200	(4)
Deferred Tax Liabilities	39,278	78,422	(39,144)	107,010	(67,732)
Deferred Tax Liabilities for Land Revaluation	6,113	6,408	(295)	6,113	-
Acceptances and Guarantees	746,765	808,571	(61,805)	741,588	5,177
Total Liabilities	20,219,505	19,571,485	648,020	19,209,450	1,010,055
Net Assets:					
Owners' Equity	932,671	900,775	31,895	914,963	17,708
Capital Stock	287,537	287,457	80	287,517	19
Capital Surplus:	242,559	240,877	1,682	242,538	20
Capital Surplus Reserve	242,555	240,876	1,679	242,536	19
Other Capital Surplus	4	1	3	2	1
Retained Earnings:	403,014	372,757	30,256	385,296	17,717
Earned Surplus Reserve	46,580	46,580	0	46,580	-
Other Retained Earnings	356,433	326,176	30,256	338,715	17,717
Reserve for Losses on Overseas Investment	0	0	0	0	-
Other Voluntary Reserve	301,870	251,870	50,000	251,870	50,000
Earned Surplus Brought Forward	54,563	74,306	(19,743)	86,845	(32,282)
Treasury Stock	(439)	(316)	(123)	(389)	(49)
Valuation and Translation Adjustments	201,898	216,986	(15,088)	280,542	(78,644)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	216,795	228,630	(11,834)	294,424	(77,629)
Net Deferred Losses on Hedging Instruments, Net of Taxes	(10,728)	(7,907)	(2,821)	(9,713)	(1,014)
Revaluation Reserve for Land, Net of Taxes	(4,168)	(3,735)	(432)	(4,168)	-
Total Net Assets	1,134,570	1,117,762	16,807	1,195,505	(60,935)
Total Liabilities and Net Assets	21,354,076	20,689,248	664,827	20,404,956	949,119

Non-consolidated Statement of Income

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A−B)	Mar-07 (C)
Operating Income:				
Trust Fees	36,750	35,867	883	73,226
Interest Income:	191,663	156,338	35,324	333,194
Interest on Loans and Discounts	105,146	80,906	24,239	176,239
Interest and Dividends on Securities	73,160	61,553	11,606	128,535
Fees and Commissions	50,192	44,440	5,751	97,249
Trading Income	6,886	3,612	3,273	8,311
Other Operating Income	22,492	18,521	3,970	27,953
Other Income	8,839	8,451	388	18,535
Total Operating Income	316,824	267,231	49,592	558,470
Operating Expenses:				
Interest Expenses:	118,243	81,637	36,605	187,521
Interest on Deposits	54,196	38,396	15,799	90,565
Fees and Commissions	19,510	19,731	(221)	39,500
Trading Expenses	489	-	489	166
Other Operating Expenses	25,095	10,078	15,017	16,392
General and Administrative Expenses	65,778	60,230	5,548	120,959
Other Expenses	44,887	9,629	35,257	59,378
Total Operating Expenses	274,004	181,306	92,698	423,918
Operating Profits	42,819	85,925	(43,106)	134,551
Extraordinary Profits	10,435	176	10,259	5,210
Extraordinary Losses	1,084	1,228	(143)	7,264
Income before Income Taxes and Others	52,171	84,874	(32,703)	132,497
Provision for Income Taxes and Others:				
Current	34,198	11,306	22,891	48,046
Deferred	(13,978)	18,081	(32,060)	2,636
Net Income	31,951	55,486	(23,534)	81,813

Non-consolidated Statement of Changes in Net Asset

Half Year ended
September 30, 2007

(Millions of Yen)

	Owners' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Capital Surplus Reserve	Other Capital Surplus	Total Capital Surplus	Earned Surplus Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963
Changes of Items during the Period:									
Issuance of New Shares	19	19		19					39
Dividends from Surplus		-	-	-	-	(14,234)	(14,234)		(14,234)
Net Income						31,951	31,951		31,951
Purchase of Treasury Stock								(60)	(60)
Disposal of Treasury Stock		-	1	1		-	-	10	12
Net Changes of Items Other than Owners' Equity									
Total Changes of Items during the Period	19	19	1	20	-	17,717	17,717	(49)	17,708
Balance at the End of the Current Period	287,537	242,555	4	242,559	46,580	356,433	403,014	(439)	932,671

Half Year ended
September 30, 2007

(Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	294,424	(9,713)	(4,168)	280,542	1,195,505
Changes of Items during the Period:					
Issuance of New Shares					39
Dividends from Surplus					(14,234)
Net Income					31,951
Purchase of Treasury Stock					(60)
Disposal of Treasury Stock					12
Net Changes of Items Other than Owners' Equity	(77,629)	(1,014)	-	(78,644)	(78,644)
Total Changes of Items during the Period	(77,629)	(1,014)	-	(78,644)	(60,935)
Balance at the End of the Current Period	216,795	(10,728)	(4,168)	201,898	1,134,570

Non-consolidated Statement of Changes in Net Asset

Half Year ended
September 30, 2006

(Millions of Yen)

	Owners' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Capital Surplus Reserve	Other Capital Surplus	Total Capital Surplus	Earned Surplus Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	-	240,703	46,580	280,799	327,379	(251)	855,115
Changes of Items during the Period:									
Issuance of New Shares	173	172		172					346
Dividends from Surplus		-	-	-	0	(10,035)	(10,035)		(10,035)
Bonuses to Directors						(70)	(70)		(70)
Net Income						55,486	55,486		55,486
Purchase of Treasury Stock								(67)	(67)
Disposal of Treasury Stock		-	1	1		-	-	3	4
Reversal of Revaluation Reserve for Land, Net of Taxes						(3)	(3)		(3)
Net Changes of Items Other than Owners' Equity									
Total Changes of Items during the Period	173	172	1	174	0	45,377	45,377	(64)	45,660
Balance at the End of the Current Period	287,457	240,876	1	240,877	46,580	326,176	372,757	(316)	900,775

Half Year ended
September 30, 2006

(Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	244,674	――	(3,740)	240,934	1,096,049
Changes of Items during the Period:					
Issuance of New Shares					346
Dividends from Surplus					(10,035)
Bonuses to Directors					(70)
Net Income					55,486
Purchase of Treasury Stock					(67)
Disposal of Treasury Stock					4
Reversal of Revaluation Reserve for Land, Net of Taxes					(3)
Net Changes of Items Other than Owners' Equity	(16,044)	(7,907)	4	(23,947)	(23,947)
Total Changes of Items during the Period	(16,044)	(7,907)	4	(23,947)	21,712
Balance at the End of the Current Period	228,630	(7,907)	(3,735)	216,986	1,117,762

Non-consolidated Statement of Changes in Net Asset

Year ended March 31, 2007

(Millions of Yen)

	Owners' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Capital Surplus Reserve	Other Capital Surplus	Total Capital Surplus	Earned Surplus Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	-	240,703	46,580	280,799	327,379	(251)	855,115
Changes of Items during the Period:									
Issuance of New Shares	233	1,832		1,832					2,066
Dividends from Surplus		-	-	-	0	(24,256)	(24,256)		(24,256)
Bonuses to Directors						(70)	(70)		(70)
Net Income						81,813	81,813		81,813
Purchase of Treasury Stock								(145)	(145)
Disposal of Treasury Stock		-	2	2		-	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes						429	429		429
Provision for Reserve for Losses on Overseas Investment						0	0		0
Net Changes of Items Other than Owners' Equity									
Total Changes of Items during the Period	233	1,832	2	1,835	0	57,916	57,916	(138)	59,847
Balance at the End of the Current Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963

Year ended March 31, 2007

(Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	244,674	———	(3,740)	240,934	1,096,049
Changes of Items during the Period:					
Issuance of New Shares					2,066
Dividends from Surplus					(24,256)
Bonuses to Directors					(70)
Net Income					81,813
Purchase of Treasury Stock					(145)
Disposal of Treasury Stock					9
Reversal of Revaluation Reserve for Land, Net of Taxes					429
Provision for Reserve for Losses on Overseas Investment					0
Net Changes of Items Other than Owners' Equity	49,749	(9,713)	(427)	39,608	39,608
Total Changes of Items during the Period	49,749	(9,713)	(427)	39,608	99,455
Balance at the End of the Current Period	294,424	(9,713)	(4,168)	280,542	1,195,505

Statement of Trust Account

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A−B)	Mar-07 (C)	Change (A−C)
Assets:					
Loans and Bills Discounted	557,023	592,004	(34,981)	591,989	(34,965)
Securities	11,441,244	9,361,168	2,080,075	10,496,104	945,139
Money Held in Trust	54,895,358	47,209,092	7,686,266	50,601,325	4,294,033
Securities Held in Custody Accounts	408,264	311,325	96,939	399,129	9,135
Money Claims	7,875,375	6,205,559	1,669,815	7,058,417	816,957
Premises and Equipment	――	3,693,203	――	――	――
Tangible Fixed Assets	4,086,658	――	――	3,854,098	232,559
Intangible Fixed Assets	28,553	――	――	23,865	4,688
Other Claims	2,946,768	1,697,365	1,249,402	2,524,875	421,893
Call Loans	4,500	3,400	1,100	3,800	700
Loans to Banking Account	1,159,892	1,490,588	(330,695)	1,319,548	(159,655)
Cash and Due from Banks	239,413	247,026	(7,612)	276,793	(37,380)
Total Assets	83,643,053	70,810,733	12,832,320	77,149,949	6,493,104
Liabilities:					
Money Trusts	22,866,716	20,818,705	2,048,010	21,369,242	1,497,474
Pension Trusts	7,423,644	6,521,572	902,071	6,970,683	452,961
Property Formation Benefit Trusts	7,612	9,293	(1,681)	8,207	(595)
Loan Trusts	551,296	804,519	(253,223)	685,561	(134,264)
Securities Investment Trusts	19,636,728	14,105,756	5,530,971	16,912,419	2,724,309
Money Entrusted, other than Money Trusts	3,160,930	3,144,250	16,679	3,020,418	140,511
Securities Trusts	14,439,200	12,586,578	1,852,622	13,535,165	904,034
Money Claim Trusts	7,514,162	5,926,525	1,587,637	6,740,747	773,414
Equipment Trusts	437	1,411	(974)	1,147	(710)
Land and Fixtures Trusts	143,721	147,805	(4,083)	146,802	(3,081)
Composite Trusts	7,898,602	6,744,313	1,154,289	7,759,552	139,050
Other Trusts	0	0	-	0	-
Total Liabilities	83,643,053	70,810,733	12,832,320	77,149,949	6,493,104

Major Account Balances

(Sum of Banking Account and Trust Account)

(Millions of Yen)

	Sep-07 (A)	Sep-06 (B)	Change (A−B)	Mar-07 (C)	Change (A−C)
Total Employable Funds	**44,680,835**	41,523,188	3,157,647	42,722,424	1,958,411
Deposits	**11,321,679**	11,053,313	268,366	11,317,081	4,597
Negotiable Certificates of Deposit	**2,509,886**	2,315,783	194,102	2,371,648	138,238
Money Trusts	**22,866,716**	20,818,705	2,048,010	21,369,242	1,497,474
Pension Trusts	**7,423,644**	6,521,572	902,071	6,970,683	452,961
Property Formation Benefit Trusts	**7,612**	9,293	(1,681)	8,207	(595)
Loan Trusts	**551,296**	804,519	(253,223)	685,561	(134,264)

Loans and Bills Discounted	11,455,236	11,462,764	(7,527)	11,389,429	65,806
Banking Account	**10,898,212**	10,870,759	27,453	10,797,440	100,772
Trust Account	**557,023**	592,004	(34,981)	591,989	(34,965)
Investment Securities	**17,844,605**	15,272,869	2,571,736	16,000,572	1,844,032
Banking Account	**6,403,360**	5,911,700	491,660	5,504,467	898,892
Trust Account	**11,441,244**	9,361,168	2,080,075	10,496,104	945,139

Explanatory Material

1st Half Fiscal Year 2007 ended on Sep.30, 2007

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

I. Outlook of the financial results for the 1st half fiscal year 2007

1. Financial results for the 1st half fiscal year 2007

(1) Summary of the financial results for the 1st half fiscal year 2007

(Consolidated)

		Millions of Yen		
		1HFY2007	1HFY2006	Change
Gross profits	1	**195,324**	188,146	7,177
Gross profits before credit costs (1 - 4)	2	**195,324**	188,309	7,014
Net trust fees	3	**36,737**	35,867	870
Principal guaranteed trust a/c credit costs	4	**-**	-163	163
Trust fees from principal guaranteed trust a/c	5	**5,808**	8,146	-2,338
Other trust fees	6	**30,929**	27,883	3,045
Net interest income	7	**81,856**	82,653	-796
Net fees and commissions	8	**55,056**	46,628	8,427
Net gains on trading	9	**6,396**	3,612	2,783
Others	10	**15,277**	19,384	-4,107
General and administrative expenses	11	**-96,986**	-92,269	-4,717
(excluding amortization of goodwill)	12	**-93,015**	-88,101	-4,914
Personnel expenses	13	**-43,827**	-38,640	-5,187
Non-personnel expenses excluding taxes	14	**-49,368**	-50,280	912
Taxes other than income taxes	15	**-3,791**	-3,348	-442
Net transfer to general reserves	16	**-23,251**	3,989	-27,240
Banking a/c credit costs	17	**-12,188**	-8,108	-4,080
Net losses on direct write-offs	18	**-9,620**	-455	-9,164
Net transfer to specific loan losses reserves	19	**-788**	-7,404	6,616
Net transfer to reserves for loans to borrowers in specific foreign countries	20	**-46**	-245	198
Losses on sales of loans	21	**-1,733**	-2	-1,731
Net gains on stocks	22	**4,695**	3,332	1,362
Net income from affiliates by equity method	23	**-546**	1,096	-1,642
Others	24	**-5,675**	2,988	-8,663
Net operating income	25	**61,371**	99,175	-37,804
Extraordinary income	26	**9,467**	-1,192	10,660
Gains on return of securities from retirement benefit trusts	27	**9,969**	-	9,969
Net income before income taxes	28	**70,838**	97,982	-27,144
Income taxes	29	**-37,333**	-13,391	-23,942
Deferred income taxes	30	**7,193**	-18,403	25,597
Minority interest	31	**-2,980**	-2,226	-753
Net income	32	**37,718**	63,960	-26,242

Total credit costs (4 + 16 + 17)	33	**-35,439**	-4,281	-31,158

Net business profit before credit costs	34	**102,431**	105,365	-2,933

<Number of subsidiaries/affiliates>

	Sep. 2007	Mar. 2007	Change
Consolidated subsidiaries	**36**	34	2
Affiliates (subject to the equity method)	**7**	7	-

(Non-consolidated)

		Millions of Yen			% change
		1HFY2007	1HFY2006	Change	
Gross profits	1	**144,698**	147,356	-2,658	-1.8
Gross business profits before credit costs (1-4)	2	**144,698**	147,519	-2,821	-1.9
Net trust fees	3	**36,750**	35,867	883	2.5
Principal guaranteed trust a/c credit costs	4	**-**	-163	163	100.0
Trust fees from principal guaranteed trust a/c	5	**5,808**	8,146	-2,338	-28.7
Net capital gains on sale of securities	6	**-**	-0	0	100.0
Other trust fees	7	**30,942**	27,883	3,058	11.0
Net interest income	8	**73,471**	74,723	-1,251	-1.7
Domestic	9	**65,951**	67,618	-1,666	-2.5
Net fees and commissions	10	**30,681**	24,709	5,972	24.2
Domestic	11	**30,219**	24,847	5,372	21.6
Net gains on trading	12	**6,396**	3,612	2,783	77.1
Others	13	**-2,602**	8,443	-11,046	-130.8
Net gains on foreign exchange transactions	14	**-3,435**	5,865	-9,301	-158.6
Net capital gains on bonds	15	**20,504**	5,002	15,501	309.9
Net gains on financial derivatives	16	**-20,297**	-3,282	-17,014	-518.3
General and administrative expenses	17	**-63,939**	-60,715	-3,223	-5.3
Personnel expenses	18	**-25,456**	-22,615	-2,841	-12.6
Non-personnel expenses excluding taxes	19	**-35,259**	-35,180	-79	-0.2
Taxes other than income taxes	20	**-3,222**	-2,919	-303	-10.4
Net business profit before credit costs (1-4+17)	21	**80,759**	86,804	-6,045	-7.0
excluding Net capital gains on bonds (21-6-15)	22	**60,255**	81,801	-21,546	-26.3
Net transfer to general reserves	23	**-22,238**	3,316	-25,555	-770.5
Net business profit	24	**58,520**	89,957	-31,436	-34.9
Net non-recurring profit	25	**-15,701**	-4,032	-11,669	-289.4
Net gains on stocks	26	**4,614**	3,427	1,186	34.6
Gains on sale of stocks	27	**7,554**	6,209	1,345	21.7
Losses on sale of stocks	28	**-811**	-1,272	461	36.3
Losses on devaluation of stocks	29	**-2,129**	-1,509	-619	-41.1
Banking a/c net credit costs	30	**-12,553**	-6,520	-6,032	-92.5
Net losses on direct write-offs	31	**-9,273**	681	-9,955	-1,461.1
Net transfer to specific loan loss reserves	32	**-1,499**	-6,950	5,451	78.4
Net transfer to reserves for loans to borrowers in specific foreign countries	33	**-46**	-245	198	81.1
Losses on sales of loans	34	**-1,733**	-6	-1,727	-27,551.1
Others	35	**-7,761**	-938	-6,823	-727.0
Net gains on money held in trust	36	**-1,344**	166	-1,511	-906.4
Net gains on stock related derivatives	37	**-1,839**	-45	-1,793	-3,900.3
Amortization of net actuarial losses/prior service cost	38	**-1,631**	724	-2,355	-325.0
Net operating income	39	**42,819**	85,925	-43,106	-50.2
Extraordinary income	40	**9,351**	-1,051	10,402	989.4
Net gains on disposal of fixed assets	41	**-1,004**	-205	-799	-389.7
Gains on collection from write-offs	42	**387**	176	211	119.8
Gains on return of employee retirement benefit trusts	43	**9,969**	-	9,969	-
Net income before income taxes	44	**52,171**	84,874	-32,703	-38.5
Income taxes	45	**-34,198**	-11,306	-22,891	-202.5
Deferred income taxes	46	**13,978**	-18,081	32,060	177.3
Net income	47	**31,951**	55,486	-23,534	-42.4

Total credit costs (4+23+30)	48	**-34,791**	-3,367	-31,424	-933.3

(2) Major subsidiaries operating leasing and finance business

	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
Billions of Yen	1HFY2007	1HFY2006	Change	1HFY2007	1HFY2006	Change	1HFY2007	1HFY2006	Change
Net operating income	2.4	3.4	-0.9	1.7	2.5	-0.8	5.7	4.3	1.3
Net income	1.3	2.0	-0.6	1.3	1.5	-0.1	7.1	4.9	2.1

	STB Leasing Group			Sumishin Matsushita Financial Services			First Credit		
Billions of Yen	Sep. 2007	Mar. 2007	Change	Sep. 2007	Mar. 2007	Change	Sep. 2007	Mar. 2007	Change
Total assets	545.9	520.4	25.5	599.5	601.5	-2.0	207.6	169.7	37.9
Net assets	47.3	46.3	1.0	70.5	69.8	0.6	43.7	36.6	7.1

Note: STB Leasing Group includes STB Leasing Co., Ltd. and its group companies.
STB Leasing Group became consolidated subsidiary from affiliated company in December 2006.

(3) Fee revenue breakdown

(Consolidated)

Billions of Yen	1HFY2007	1HFY2006	Change
Other trust fees	30.9	27.8	3.0
Pension management and other asset management services	16.8	15.7	1.0
Securities processing services	8.0	5.8	2.2
Net fees and commissions	55.0	46.6	8.4
Domestic business	50.0	43.5	6.4
Retail financial services	14.5	13.4	1.0
Wholesale financial services	22.1	21.8	0.2
Stock transfer agency services	10.7	10.4	0.3
Real estate	18.6	16.0	2.5
Fees paid for outsourcing	-6.8	-7.2	0.3
International business	5.0	3.0	1.9
Total	85.9	74.5	11.4

Note: Managerial accounting basis.

	1HFY2007	1HFY2006	Change
Fee revenue ratio	44.0%	39.5%	4.5%
Gross profits before credit costs	195.3	188.3	7.0

(4) Return on equity

(Consolidated)

	Percentage points		
	1HFY2007	1HFY2006	Change
Return (Net income) on stockholder's equity	**7.74**	14.10	-6.36
Return (Net income) on equity	**6.21**	11.25	-5.04

(Non-consolidated)

	Percentage points		
	1HFY2007	1HFY2006	Change
Return (Net income) on stockholder's equity	**6.89**	12.60	-5.71
Return (Net income) on equity	**5.47**	9.99	-4.52
Return (Net business profit before credit costs) on stockholder's equity	**17.43**	19.72	-2.29
Return (Net business profit before credit costs) on equity	**13.82**	15.64	-1.82

Note: Equity = Total Net Assets - Minority Interest
Stockholder's Equity = Equity - Valuation and Translation Adjustments

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Sep. 2007		Mar. 2007		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	11,321,679	10,303,064	11,317,081	10,227,386	4,597	75,678
	(Average balance)	11,129,756	10,075,704	10,817,337	9,719,277	312,418	356,427
Time deposits	(Ending balance)	9,247,747	8,371,952	8,878,236	7,980,871	369,511	391,081
	(Average balance)	9,004,061	8,099,532	8,684,913	7,747,360	319,147	352,172
Liquidity deposits (*)	(Ending balance)	1,743,506	1,742,521	2,048,690	2,046,144	-305,183	-303,622
	(Average balance)	1,769,757	1,768,353	1,760,145	1,758,903	9,611	9,449
Trust principal	(Ending balance)	1,419,348	1,419,348	1,598,277	1,598,277	-178,929	-178,929
	(Average balance)	1,474,424	1,474,424	1,850,968	1,850,968	-376,543	-376,543
Loans	(Ending balance)	11,313,650	10,405,133	11,226,383	10,403,849	87,267	1,284
	(Average balance)	11,330,881	10,436,103	11,287,518	10,509,722	43,363	-73,618
Banking account	(Ending balance)	10,898,212	9,989,696	10,797,440	9,974,906	100,772	14,789
	(Average balance)	10,905,443	10,010,665	10,838,519	10,060,722	66,924	-50,057
Principal guaranteed trust account	(Ending balance)	415,437	415,437	428,943	428,943	-13,505	-13,505
	(Average balance)	425,438	425,438	448,999	448,999	-23,561	-23,561

(*)Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen		
	Sep. 2007	Mar. 2007	Change
Individuals	8,056,070	7,998,206	57,864
Deposits (*)	7,252,541	7,073,347	179,194
Trust principal	803,529	924,859	-121,329
Corporates and other organizations	2,861,732	3,001,511	-139,778
Deposits (*)	2,245,914	2,328,093	-82,178
Trust principal	615,818	673,417	-57,599
Others	804,609	825,946	-21,337
Total	11,722,412	11,825,664	-103,251

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points		
	1HFY2007	1HFY2006	Change
Average yield on interest-earning assets (A)	1.43	1.18	0.25
Loans and bills discounted (a)	1.49	1.14	0.35
Bonds (b)	1.62	1.05	0.57
Average yield on interest-bearing liabilities (B)	0.52	0.30	0.22
Deposits (c)	0.47	0.26	0.21
Gross margin (A) - (B)	0.91	0.88	0.03
Loan-deposit margin (a) - (c)	1.02	0.88	0.14

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	1HFY2007	1HFY2006	Change
Average yield on interest-earning assets (A)	1.43	1.21	0.22
Loans and bills discounted (a)	1.49	1.18	0.31
Bonds (b)	1.62	1.06	0.56
Average yield on interest-bearing liabilities (B)	0.48	0.26	0.22
Deposits (c)	0.44	0.22	0.22
Gross margin (A) - (B)	0.95	0.95	0.00
Loan-deposit margin (a) - (c)	1.05	0.96	0.09

(3) Balance of mutual fund/ individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	Sep. 2007	Mar. 2007	Change
Mutual fund	**1,484.1**	1,333.5	150.6
Individual annuity	**529.3**	490.1	39.1
Total	**2,013.4**	1,823.7	189.7

(4) Deferred hedge gains/ losses of derivative transactions qualifying for hedge accounting

(Non-consolidated)

	Millions of Yen		
	Sep. 2007	Mar. 2007	Change
Interest rate related	**-11,736**	-10,913	-823
Interest rate swaps	**-11,736**	-10,913	-823
Currency related	**-2,199**	-2,165	-33
Stock related	**-407**	-48	-359
Total	**-14,344**	-13,127	-1,216

(5) Unrealized gains/losses on investment securities

1) Held-to-Maturity Debt Securities with Market Value

(Consolidated)

	Millions of Yen							
	Sep. 2007			Mar. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese Government Bonds	**482,080**	**482,282**	**202**	502,183	501,472	-711	-20,103	913
Japanese Local Government Bonds	**100**	**99**	**-0**	100	99	-0	-	0
Japanese Corporate Bonds	**180,702**	**180,095**	**-607**	204,292	203,361	-930	-23,589	323
Others	**304**	**323**	**18**	295	322	27	9	-8
Foreign bonds	**304**	**323**	**18**	295	322	27	9	-8
Total	**663,187**	**662,801**	**-386**	706,871	705,256	-1,614	-43,683	1,227

(Non-consolidated)

	Millions of Yen							
	Sep. 2007			Mar. 2007			Change of book value	Change of net
	Book value	Market value	Net	Book value	Market value	Net		
Japanese Government Bonds	**481,735**	**481,940**	**204**	501,839	501,130	-709	-20,103	913
Japanese Local Government Bonds	-	-	-	-	-	-	-	-
Japanese Corporate Bonds	**180,702**	**180,095**	**-607**	204,292	203,361	-930	-23,589	323
Others	-	-	-	-	-	-	-	-
Foreign bonds	-	-	-	-	-	-	-	-
Total	**662,438**	**662,035**	**-403**	706,131	704,491	-1,639	-43,692	1,236

2) Available-for-sale securities with market value

(Consolidated)

	Millions of Yen							
	Sep. 2007			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	493,212	913,274	420,062	481,914	989,188	507,273	11,297	-87,211
Japanese bonds	1,120,454	1,114,780	-5,673	955,035	951,480	-3,555	165,418	-2,118
Government bonds	913,290	909,876	-3,414	623,930	621,497	-2,433	289,359	-981
Local government bonds	35,715	35,686	-28	62,061	61,884	-177	-26,346	149
Corporate bonds	171,448	169,217	-2,230	269,042	268,098	-944	-97,594	-1,286
Others	3,375,837	3,326,767	-49,069	2,150,581	2,143,336	-7,245	1,225,255	-41,824
Foreign stocks	412	1,660	1,248	3	27	24	408	1,224
Foreign bonds	2,583,790	2,522,067	-61,723	1,692,225	1,672,190	-20,035	891,564	-41,688
Others	791,634	803,040	11,405	458,352	471,117	12,765	333,282	-1,360
Total	4,989,504	5,354,823	365,319	3,587,532	4,084,004	496,472	1,401,971	-131,153

(Non-consolidated)

	Millions of Yen							
	Sep. 2007			Mar. 2007			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	493,023	912,538	419,514	481,705	988,215	506,509	11,317	-86,994
Japanese bonds	1,120,454	1,114,780	-5,673	955,035	951,480	-3,555	165,418	-2,118
Government bonds	913,290	909,876	-3,414	623,930	621,497	-2,433	289,359	-981
Local government bonds	35,715	35,686	-28	62,061	61,884	-177	-26,346	149
Corporate bonds	171,448	169,217	-2,230	269,042	268,098	-944	-97,594	-1,286
Others	3,323,280	3,274,464	-48,815	2,100,669	2,093,421	-7,247	1,222,611	-41,568
Foreign stocks	408	1,634	1,225	-	-	-	408	1,225
Foreign bonds	2,553,899	2,492,878	-61,020	1,662,977	1,643,451	-19,526	890,922	-41,494
Others	768,973	779,951	10,978	437,691	449,970	12,278	331,281	-1,299
Total	4,936,758	5,301,783	365,025	3,537,410	4,033,116	495,706	1,399,348	-130,680

(6) The status of the international credit business (September 2007)

1) Investment in assets mainly related to U.S. subprime mortgage loan
(Non-consolidated)

	Billions of Yen		
	Cost	Book value	Net
Investment in assets mainly related to U.S. subprime mortgage loan	12.4	11.8	-0.6

2) Securities (market value available)
(Non-consolidated)

	Billions of Yen			
	Book value			Net
	In total	North America	Europe	
Asset-Backed Securities	**609.8**	250.5	357.1	-22.4
RMBS (Residential properties)	**226.2**	11.8	213.4	-5.4
CMBS (Comercial properties)	**31.7**	-	31.7	-0.8
CLO (Corporate loans)	**219.1**	161.8	57.3	-4.1
Cards (Credit card receivables)	**75.4**	60.7	13.5	-2.3
Others	**57.1**	16.0	41.1	-9.5
Corporate bonds	**321.1**	14.2	125.4	-4.8 -5.5(*)

(*) Sumitomo Trust executed matchig Interest rate swaps that account for approximately 0.7 billion yen unrealized gain, resulting in net unrealized loss of 5.5 billion yen arising from the corporate bond investment.
(**) STB Omega Investment Ltd., Sumitomo Trust's 75% owned subsidiary, holds approximately 8.4 billion yen of US CLO, of which unrealized loss is approximately 2.9 billion yen.

3) Loans and other securities (market value not available)
(Non-consolidated)

	Billions of Yen		
	Balance		
	In total	North America	Europe
Corporate loans	**385.7**	238.4	84.2
Other securities (***)	**101.6**	97.9	2.4

(***) CLO bonds, CLO equities, Private equity, etc.

(7) Cross shareholdings

1) Cross shareholdings (Market price available)
(Consolidated)

	Billions of Yen	
	Sep. 2007	Mar. 2007
Cost basis (A)	**493.2**	481.9
Mark-to-market basis	**913.2**	989.1
Tier I (B)	**1,040.5**	1,026.1
Percentage (A) / (B)	**47.3%**	47.0%

2) Unwinding of cross shareholdings
(Non-consolidated)

	Billions of Yen			
	FY2007		FY2006	
	Full FY2007	1HFY2007	Full FY2006	1HFY2006 (*)
Cost basis	———	5.1	47.1	39.6

(*) Sales of Yachiyo Bank's No.1 Preferred Shares (25,000 shares, cost basis:28.7 billion yen) to Yachiyo Bank is included.

(8) Non-performing loans

After partial direct write-offs

1) Assets classified under the Financial reconstruction law (Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Assets classified under the Financial reconstruction law (a)	**98,199**	117,550	100,196	-19,350	-1,996
Loans in bankrupt and practically bankrupt	**5,477**	6,499	5,971	-1,022	-493
Doubtful loans	**59,803**	58,463	23,420	1,339	36,383
Substandard loans (b)	**32,919**	52,587	70,805	-19,668	-37,886
Ordinary assets	**12,087,044**	11,966,308	12,007,577	120,736	79,466
Loans to substandard debtors (excluding Substandard loans) (c)	**2,472**	30,154	27,451	-27,681	-24,978
Loans to special mention debtors (excluding (b) and (c))	**748,438**	703,710	312,793	44,727	435,644
Loans to ordinary debtors	**11,336,132**	11,232,443	11,667,332	103,689	-331,199
Total loan balance (d)	**12,185,244**	12,083,858	12,107,774	101,385	77,469
Ratio to total loan balance (a) / (d)	**0.8%**	1.0%	0.8%	-0.2%	0.0%
Loans to substandard debtors (b)+(c)	**35,392**	82,741	98,256	-47,349	-62,864

Note: Partial direct write-offs: Sep. 2007: 30.9 billion yen, Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)

(Consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Risk managed loans	**132,043**	154,783	134,921	-22,740	-2,878
Loans in bankruptcy proceedings	**1,310**	2,534	1,281	-1,224	28
Other delinquent loans	**96,306**	95,820	60,532	485	35,773
Loans more than 3 months past due	**170**	2	2	167	167
Restructured loans	**34,256**	56,425	73,104	-22,169	-38,848
Total loans under risk management	**11,040,839**	10,916,180	11,097,686	124,658	-56,846
Ratio to total loan balance	**1.2%**	1.4%	1.2%	-0.2%	0.0%

Note: Partial direct write-offs: Sep. 2007: 36.4 billion yen, Mar. 2007: 29.8 billion yen, Sep. 2006: 33.5 billion yen

(Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Risk managed loans	**97,985**	117,317	99,818	-19,332	-1,832
Loans in bankruptcy proceedings	**593**	1,763	493	-1,169	100
Other delinquent loans	**64,471**	62,966	28,519	1,505	35,952
Loans more than 3 months past due	**165**	-	-	165	165
Restructured loans	**32,754**	52,587	70,805	-19,833	-38,051
Total loans under risk management	**11,313,650**	11,226,383	11,280,863	87,267	32,786
Ratio to total loan balance	**0.9%**	1.0%	0.9%	-0.1%	0.0%

Note: Partial direct write-offs: Sep. 2007: 30.9 billion yen, Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen

3. Total risk adjusted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk:	Foundation Internal Ratings-Based Approach(*)
Market risk:	Internal Models Approach
Operational risk:	Standardised Approach

(*) The Standardised Approach is applied to the retail exposure of Sumitomo Trust and its material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk managemen system. The Standardised Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital ratio (Preliminary)

(Consolidated)

	Millions of Yen		
	Sep. 2007	Mar. 2007	Change
Total capital	**1,836,452**	1,809,860	26,592
Tier I	**1,040,536**	1,026,199	14,336
Minority interest in consolidated subsidiaries	**210,397**	210,641	-243
Non-cumulative preferred capital notes	**183,000**	183,000	-
Goodwill (Deduction)	**119,777**	104,877	14,899
50% of the total Expected Loss amount in excess of total eligible provisions (Deduction)	**16,165**	21,068	-4,902
Tier II	**921,173**	904,656	16,517
Upper Tier II	**506,018**	534,565	-28,547
Net unrealized gains on available-for-sale securities, net of tax	**167,000**	223,049	-56,048
Revaluation surplus on land, after 55% discount	**875**	875	-
General reserves (*1)	**6,942**	5,626	1,316
Perpetual subordinated debts	**331,200**	305,015	26,185
Lower Tier II	**415,155**	370,090	45,065
Termed subordinated debts, etc.	**415,155**	370,090	45,065
Deduction (double gearing)	**125,257**	120,995	4,262
Total risk adjusted assets	**15,555,868**	15,924,988	-369,120
Risk-weighted assets for credit risk	**14,719,262**	15,100,642	-381,379
Market risk equivalent	**135,417**	158,957	-23,539
Operational risk equivalent	**701,187**	665,388	35,798
BIS capital ratio	**11.80%**	11.36%	0.44%
(Tier I ratio)	**6.68%**	6.44%	0.24%

Note : Non-consolidated BIS capital ratio and Tier I ratio are 12.74% and 7.30%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations.

For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:

(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 9.74%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Sep. 2007 (Preliminary)
Total interest rate risk (A)	191.2
TierI + TierII (B)	1,961.7
Outlier ratio (A/B)	9.74%

4. Forecast

(1) Forecast for full FY2007

	Billions of Yen				
	FY2007				
	<For reference> Previous forecast as of May 2007	**Forecast for FY2007(A)**	1HFY2007 (Actual)	FY2006 (Actual) (B)	Change (A)-(B)
(Consolidated)					
Net business profits before credit costs	220.0	**215.0**	102.4	215.4	-0.4
Net operating income	185.0	**150.0**	61.3	170.1	-20.1
Net income	120.0	**90.0**	37.7	103.8	-13.8
(Non-consolidated)					
Net business profits before credit costs	180.0	**175.0**	80.7	175.9	-0.9
Net operating income	155.0	**120.0**	42.8	134.5	-14.5
Net income	100.0	**80.0**	31.9	81.8	-1.8
Total credit costs	-25.0	**-50.0**	-34.7	-40.5	-9.4
Dividend per common stock (Yen)	18.00	**17.00**	8.50	17.00	-
Consolidated dividend payout ratio (%)	25.1%	**31.6%**	———	27.4%	4.2%

Note: Forecast is subject to change

II. Supplementary information

1. Summary of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net Income 1HFY2007	1HFY2006	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	0.1	0.1	0.0
Sumishin Guaranty Co., Ltd.	Yen 100 mil.	Housing loan guaranty	100	(100)	0.7	2.4	-1.6
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	7.1	4.9	2.1
STB Leasing Co., Ltd. (*1)	Yen 5,064 mil.	General leasing	100	(100)	0.4	1.7	-1.2
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	0.0	-0.0	0.0
Life Housing Loan, Ltd. (*2)	Yen 1,000 mil.	Finance services	100	(100)	0.9	———	———
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/ training services	100	(100)	-0.0	-0.0	-0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	0.2	0.4	-0.2
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/ operations of entrusted data processing	80	(80)	-0.2	-0.0	-0.2
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(66)	1.3	1.5	-0.1
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	0.0	0.0	0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	-0.1	0.0	-0.1
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	0.0	0.0	0.0
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	0.2	0.4	-0.1
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	0.7	0.3	0.4
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/asset management	100	(29.8)	-0.0	-0.1	0.1
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	0.5	0.5	-0.0
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	0.2	0.3	-0.0
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security, and trust services	100	(100)	0.2	0.1	0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	1.2	0.8	0.4
STB Omega Investment Ltd.	USD 60 mil.	Finance services	75	(75)	0.9	0.0	0.9
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	1.5	1.2	0.2
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	0.7	0.7	-0.0
STB Preferred Capital 3 (Cayman) Ltd. (*3)	Yen 51,500 mil.	Finance services	100	(100)	0.5	———	———
(Affiliates)							
SBI Sumishin Net Bank, Ltd. (*4)	Yen 20,000 mil.	Banking	50	(50)	-0.2	———	———
Sumishin SBI Net Bank Research Co., Ltd. (*4)	———	Research and studies	50	(50)	-1.6	-0.1	-1.4
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	0.1	0.0	0.1
BUSINEXT CORPORATION	Yen 4,000 mil.	Finance services	40	(40)	-0.1	0.3	-0.5
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	0.0	-0.0	0.0
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	0.0	-0.0	0.1
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	0.6	1.1	-0.5
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	0.0	0.0	0.0

(*1) STB Leasing Co., Ltd. became consolidatd subsidiary from affiliated company in December 2006.
(*2) Life Housing Loan, Ltd. is not included in financial results of 1HFY2006.
(*3) STB Preferred Capital3 (Cayman) Ltd. is not included in financial results of 1HFY2006.
(*4) SBI Sumishin Net Bank, Ltd. (former Sumishin SBI Net Bank Research Co., Ltd.) obtained the banking business and commenced its business on September 2007.
Numbers for SBI Sumishin Net Bank, Ltd. are the results after its commencement (September 24, 2007 to September 30, 2007).

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2007	1HFY2006	Change
Retail financial services	**44.5**	39.1	5.3
Wholesale financial services	**52.6**	52.2	0.4
Stock transfer agency services	**10.0**	9.7	0.2
Global Markets	**9.8**	28.6	-18.7
Fiduciary services	**29.7**	25.6	4.1
Pension asset management	**19.8**	18.3	1.5
Securities processing services	**9.9**	7.3	2.5
Real estate	**18.8**	14.8	4.0
Fees paid for outsourcing	**-13.3**	-13.5	0.2
Stock transfer agency services	**-6.5**	-6.3	-0.1
Fiduciary services	**-6.8**	-7.2	0.3
Others (*)	**2.5**	0.7	1.7
Gross business profits before credit costs	**144.6**	147.5	-2.8

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	1HFY2007	1HFY2006	Change
Retail financial services	**14.9**	10.9	4.0
Wholesale financial services	**34.1**	34.8	-0.7
Stock transfer agency services	**2.4**	2.4	0.0
Global Markets	**5.1**	24.1	-18.9
Fiduciary services	**15.9**	11.9	3.9
Pension asset management	**9.4**	8.0	1.4
Securities processing services	**6.5**	4.0	2.5
Real estate	**15.0**	11.1	3.8
Others (*)	**-4.2**	-6.0	1.8
Net business profits before credit costs	**80.7**	86.8	-6.0

(Consolidated)

	Billions of Yen		
	1HFY2007	1HFY2006	Change
Retail financial services	**16.2**	12.1	4.0
Wholesale financial services	**49.7**	47.2	2.4
Stock transfer agency services	**4.4**	4.7	-0.2
Global Markets	**5.1**	24.1	-18.9
Fiduciary services	**20.0**	14.8	5.2
Pension asset management	**10.8**	8.6	2.1
Securities processing services	**9.2**	6.2	3.0
Real estate	**16.1**	12.6	3.5
Others (*)	**-4.6**	-5.6	0.9
Net business profits before credit costs	**102.4**	105.3	-2.9

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

2. Assets and liabilities

(1) Loans

1) Loans and consumer loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Percentage to total loan balance	**50.1**	50.3	49.0	-0.2	1.1
Loan balance	**5,284,078**	5,317,577	5,188,202	-33,498	95,875

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Residential mortgage loans	**1,505,611**	1,506,471	1,424,355	-860	81,255
Other consumer loans	**474,576**	490,371	489,984	-15,795	-15,408
Total	**1,980,187**	1,996,843	1,914,340	-16,655	65,847

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Loan balance	**1,014.4**	930.5	871.3	83.9	143.1

4) Overseas loan by borrowers' location
(Non-consolidated)

	Millions of Yen				
	Sep. 2007			Mar. 2007	Change from
	Total	Japanese affiliates	Non-Japanese	Total	Mar. 2007
North America	**343,920**	197,286	146,634	302,514	41,405
Europe	**186,880**	93,785	93,094	132,816	54,063
Asia	**310,857**	265,627	45,230	257,074	53,783

5) Loans by industry
(Non-consolidated)

	Millions of Yen						
	Sep. 2007				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches	**9,989,696**	**557,023**	**10,546,719**	**-20,175**	9,974,906	591,989	10,566,895
(excluding offshore)							
Manufacturing	**1,367,081**	**26,911**	**1,393,993**	**71,688**	1,297,427	24,877	1,322,304
Agriculture, forestry, fishing, mining	**28,208**	**-**	**28,208**	**1,778**	26,429	-	26,429
Construction	**140,856**	**1,181**	**142,037**	**-2,966**	143,429	1,575	145,004
Energy and utilities	**161,203**	**1,882**	**163,085**	**721**	159,684	2,679	162,364
Communication	**104,883**	**311**	**105,195**	**-31,405**	135,285	1,315	136,600
Transportation	**648,619**	**10,491**	**659,110**	**-24,482**	673,541	10,052	683,593
Wholesale and retail	**881,780**	**7,306**	**889,086**	**-10,436**	887,520	12,003	899,523
Finance and insurance	**1,846,721**	**41,015**	**1,887,736**	**-64,902**	1,901,677	50,961	1,952,639
Real estate	**1,534,133**	**9,778**	**1,543,912**	**120,376**	1,413,205	10,330	1,423,536
Various services	**1,169,795**	**195,349**	**1,365,144**	**-83,104**	1,252,938	195,310	1,448,249
Others	**2,106,412**	**262,796**	**2,369,208**	**2,558**	2,083,767	282,882	2,366,650
Overseas branches and offshore	**908,516**	**-**	**908,516**	**85,982**	822,533	-	822,533
Total	**10,898,212**	**557,023**	**11,455,236**	**65,806**	10,797,440	591,989	11,389,429

(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial reconstruction law

(After partial direct write-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Assets classified under the Financial reconstruction law (a)	**94,351**	98,032	80,176	-3,680	14,175
Loans in bankrupt and practically bankrupt	**3,223**	4,211	3,661	-987	-437
Doubtful loans	**58,979**	58,063	22,789	916	36,189
Substandard loans (b)	**32,149**	35,758	53,725	-3,609	-21,576
Ordinary assets	**11,675,454**	11,556,882	11,617,493	118,572	57,960
Loans to substandard debtors (excluding Substandard loans) (c)	**2,419**	28,948	26,224	-26,529	-23,805
Loans to special mention debtors (excluding (b) and (c))	**713,054**	702,297	310,896	10,756	402,158
Loans to ordinary debtors	**10,959,980**	10,825,635	11,280,372	134,344	-320,392
Total loan balance (d)	**11,769,806**	11,654,915	11,697,670	114,891	72,136
Ratio to total loan balance (a) / (d)	**0.8%**	0.8%	0.7%	0.0%	0.1%
Loans to substandard debtors (b)+(c)	**34,568**	64,707	79,949	-30,138	-45,381

Note: Partial direct write-offs: Sep. 2007: 30.9 billion yen, Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Assets classified under the Financial reconstruction law (e)	**3,848**	19,517	20,020	-15,669	-16,172
Loans in bankrupt and practically bankrupt	**2,253**	2,287	2,309	-34	-56
Doubtful loans	**824**	400	630	423	194
Substandard loans (f)	**770**	16,829	17,080	-16,058	-16,310
Ordinary assets	**411,589**	409,425	390,083	2,163	21,505
Loans to substandard debtors (excluding Substandard loans) (g)	**53**	1,205	1,226	-1,151	-1,173
Loans to special mention debtors (excluding (f) and (g))	**35,383**	1,412	1,897	33,970	33,486
Loans to ordinary debtors	**376,152**	406,807	386,959	-30,655	-10,807
Total loan balance (h)	**415,437**	428,943	410,104	-13,505	5,333
Ratio to total loan balance (e) / (h)	**0.9%**	4.6%	4.9%	-3.7%	-4.0%
Loans to substandard debtors (f)+(g)	**823**	18,034	18,307	-17,210	-17,483

3) Asset classified under the Financial reconstruction law as of Sep 30, 2007 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 3,223 (4,211)	100% (100%)	Specific loan loss reserves (b)	428	100% (100%)
			Guarantee and collateral (c)	2,795	(b) / ((a)-(c))
Doubtful loans (B)	(d) 58,979 (58,063)	79% (85%)	Uncovered	12,145	61% (68%) (e) / ((d)-(f))
			Specific loan loss reserves (e)	19,442	
			Guarantee and collateral (f)	27,392	
Substandard loans (C)	(g) 32,149 (35,758)	45% (48%)	Uncovered	17,371	28% (29%) (h) / ((g)-(i))
			General reserves (h)	7,047	
			Guarantee and collateral (i)	7,731	
Ordinary assets	11,675,454 (11,556,882)		General reserves	87,345	
			Reserves for loans to borrowers in specific foreign countries	750	
Total	11,769,806 (11,654,915)		Total of (A), (B) and (C)	94,351 (98,032)	Ratio to total loan balance 0.8%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	2,253 (2,287)	100% (100%)	Guarantee and collateral	2,253	Reserves for loan trust 3,467
Doubtful loans (E)	824 (400)	100% (99%)	Guarantee and collateral	824	Reserves for JOMT (Jointly-operated money trust) 1,175
Substandard loans (F)	770 (16,829)	100% (100%)	Guarantee and collateral	770	
Ordinary assets	411,589 (409,425)				
Total	415,437 (428,943)		Total of (D), (E) and (F)	3,848 (19,517)	Ratio to total loan balance 0.9%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,185,244 (12,083,858)	Total of (A),(B),(C),(D),(E) and (F)	98,199 (117,550)	Ratio to grand total loan balance 0.8%

Note: Numbers in parenthesis are as of Mar. 2007

4) Assets classified under the Financial reconstruction law by industry

(Non-consolidated)

	Millions of Yen						
	Sep. 2007				Mar. 2007		
	Banking a/c	Trust a/c (*)	Banking + trust a/c	Change from Mar. 2007	Banking a/c	Trust a/c (*)	Banking + trust a/c
Domestic Branches (excluding offshore)	94,101	3,848	97,949	-19,232	97,664	19,517	117,182
Manufacturing	6,180	-	6,180	925	5,254	-	5,254
Agriculture, forestry, fishing, mining	-	-	-	-	-	-	-
Construction	1,685	-	1,685	-164	1,850	-	1,850
Energy and utilities	-	-	-	-	-	-	-
Communication	1,280	-	1,280	1,180	100	-	100
Transportation	33,330	-	33,330	-5,675	39,005	-	39,005
Wholesale and retail	22,227	-	22,227	1,193	21,033	-	21,033
Finance and insurance	-	-	-	-	-	-	-
Real estate	14,793	-	14,793	-2,295	13,396	3,692	17,089
Various services	4,458	-	4,458	-1,705	6,163	-	6,163
Others	10,145	3,848	13,993	-12,691	10,860	15,824	26,685
Overseas branches and offshore	250	-	250	-117	368	-	368
Total	94,351	3,848	98,199	-19,350	98,032	19,517	117,550

(*) Trust a/c is principal guaranteed trust a/c

5) Reserves for possible loan losses

Banking account (Consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Reserves for possible loan losses	**130,674**	106,671	79,823	24,002	50,850
General reserves	**99,927**	76,383	54,547	23,544	45,380
Specific loan loss reserves	**29,995**	29,568	24,725	427	5,269
Reserves for loans to borrowers in specific foreign countries	**750**	720	550	30	200

Banking account (Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Reserves for possible loan losses	**120,967**	97,879	69,873	23,087	51,094
General reserves	**94,998**	72,760	50,565	22,238	44,433
Specific loan loss reserves	**25,217**	24,398	18,757	818	6,460
Reserves for loans to borrowers in specific foreign countries	**750**	720	550	30	200

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Reserves for loan trust	**3,467**	4,136	4,630	-669	-1,163
Reserves for jointly-operated money trust	**1,175**	1,235	852	-59	323
Total	**4,643**	5,372	5,483	-729	-840

6) Reserve ratio for loans to special mention/ordinary debtors (general reserves)

Banking account (Non-consolidated)

	Percentage points				
	Sep. 2007	Mar. 2007	Sep. 2006	Change from Mar. 2007	Change from Sep. 2006
Special mention	**10.8**	7.6	9.3	3.2	1.5
Substandard debtors	**21.0**	14.1	12.2	6.9	8.8
Against uncovered portion	**29.5**	24.8	37.7	4.7	-8.2
Other than substandard debtors	**10.3**	7.0	8.6	3.3	1.7
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding indoubtful or worse categories (Non-consolidated)

Total

Billions of Yen

	Before Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Sep. 2007	Change from Mar. 2007
Loans in bankrupt/practically bankrupt	**128.6**	**18.7**	**79.2**	**15.5**	**42.2**	**7.3**	**6.0**	**6.5**	**5.5**	**-1.0**
Doubtful loans	**896.9**	**113.1**	**47.9**	**88.1**	**20.6**	**19.3**	**23.4**	**58.5**	**59.8**	**1.3**
Total	**1,025.5**	**131.8**	**127.1**	**103.6**	**62.9**	**26.6**	**29.4**	**65.0**	**65.3**	**0.3**
Loans outstanding in doubtful or worse categories as of Sep. 2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt	128.6	16.0	73.8	8.3	5.5	5.0	4.0	3.5	3.4	-0.2
Doubtful loans	896.9	100.1	26.7	20.6	12.8	6.8	6.3	1.9	0.9	-1.0
Total	1,025.5	116.1	100.5	28.9	18.3	11.8	10.3	5.4	4.3	-1.2
New entry to doubtful or worse categories during 2HFY2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt		2.7	3.9	1.5	1.0	0.6	0.1	0.0	0.1	0.0
Doubtful loans		13.0	8.4	0.4	0.3	0.1	0.1	0.1	0.0	-0.0
Total		15.7	12.3	1.9	1.3	0.8	0.2	0.1	0.1	-0.0
New entry to doubtful or worse categories during 1HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt			1.5	0.9	0.3	0.2	0.1	0.1	0.2	0.1
Doubtful loans			12.8	2.1	1.8	1.5	1.1	1.0	0.3	-0.8
Total			14.3	3.0	2.1	1.8	1.2	1.1	0.5	-0.7
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt				4.7	34.1	0.5	0.3	0.3	0.3	0.0
Doubtful loans				65.0	0.6	0.5	0.4	0.4	0.3	-0.1
Total				69.7	34.8	1.0	0.7	0.7	0.6	-0.1
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt					1.4	0.3	0.4	0.4	0.3	-0.0
Doubtful loans					5.1	3.3	2.7	2.6	2.2	-0.4
Total					6.4	3.6	3.1	2.9	2.5	-0.4
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt						0.6	0.4	0.2	0.1	-0.1
Doubtful loans						7.0	3.3	2.5	2.3	-0.1
Total						7.7	3.7	2.6	2.4	-0.2
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt							0.7	0.4	0.2	-0.2
Doubtful loans							9.6	1.9	0.9	-1.0
Total							10.3	2.3	1.1	-1.2
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt								1.6	0.4	-1.2
Doubtful loans								48.2	43.6	-4.6
Total								49.8	44.0	-5.8
New entry to doubtful or worse categories during 1HFY2007 and disposal thereafter										
Loans in bankrupt/practically bankrupt									0.6	0.6
Doubtful loans									9.4	9.4
Total									10.0	10.0

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 1HFY2007	Quasi final disposal or in the process of final disposal	Amount of final disposal during 1HFY2007	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 1HFY2003	1,025.5	4.3	1.9	1.2	99.6	99.8
2HFY2003	15.7	0.1	0.0	0.0	99.4	99.6
1HFY2004	14.3	0.5	0.0	0.7	96.8	97.0
2HFY2004	69.7	0.6	0.3	0.1	99.2	99.6
1HFY2005	6.4	2.5	0.2	0.4	61.6	65.2
2HFY2005	7.7	2.4	0.0	0.2	68.6	69.0
1HFY2006	10.3	1.1	0.1	1.2	89.8	90.8
2HFY2006	49.8	44.0	0.2	5.8	11.7	12.1
1HFY2007	10.0	10.0	0.2	-	-	2.0
Total		65.3	3.0	9.7		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Sep. 2007	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	**20.2**	26.1
Reserves for possible loan losses (including taxable losses on write-offs)	**58.8**	40.2
Devaluation of securities	**33.5**	33.0
Reserves for employee retirement benefit	**15.8**	25.0
Loss carry forwards	**10.1**	13.0
Unrealized profit	**0.2**	5.4
Others	**35.1**	32.6
Valuation allowance	**-17.3**	-22.0
Offset with deferred tax liabilities	**-116.2**	-101.3
Deferred tax liabilities (on the balance sheet) (2)	**40.1**	107.3
Net unrealized gains on available-for-sale securities	**148.4**	201.4
Others	**7.9**	7.2
Offset with deferred tax assets	**-116.2**	-101.3
Net deferred tax assets (1)-(2)	**-19.9**	-81.1
Percentage to Tier 1 (*1)	**-**	-
Tier 1	**1,040.5**	1,026.1

(*1) As the offset result is negative (deferred tax liabilities), number is stated " - ".

(Non-consolidated)

	Billions of Yen	
	Sep. 2007	Mar. 2007
Deferred tax assets (on the balance sheet) (1)	**-**	-
Reserves for possible loan losses (including taxable losses on write-offs)	**52.3**	33.8
Devaluation of securities	**33.5**	33.0
Reserves for employee retirement benefit	**11.6**	11.6
Loss carry forwards	**-**	-
Others	**24.6**	30.2
Valuation allowance	**-9.4**	-10.0
Offset with deferred tax liabilities	**-112.7**	-98.6
Deferred tax liabilities (on the balance sheet) (2)	**39.2**	107.0
Net unrealized gains on available-for-sale securities	**148.1**	201.2
Others	**3.8**	4.3
Offset with deferred tax assets	**-112.7**	-98.6
Net deferred tax assets (1)-(2)	**-39.2**	-107.0
Percentage to Tier 1 (*1)	**-**	-
Tier 1	**1,085.9**	1,063.1

(*1) As the offset result is negative (deferred tax liabilities), number is stated " - ".

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2006	FY2005	FY2004	FY2003	FY2002
Taxable income before deduction of loss carry forwards	**199.2**	93.6	103.2	33.8	-221.2
Net business profit before credit costs	**175.9**	164.6	148.2	145.0	158.8

(5) Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Sep. 2007	Mar. 2007	Change from Mar. 2007
Projected benefit obligation	(A)	232,249	230,848	1,401
(Discount rate)		(2.0%)	(2.0%)	(−%)
Plan assets (market value)	(B)	297,489	310,612	-13,123
Reserves for employee retirement benefits	(C)	9,908	10,078	-170
Advanced benefit paid	(D)	74,090	80,391	-6,300
Unrecognized net prior service cost	(E)	704	842	-138
Unrecognized net actuarial loss	(A-B-C+D-E)	-1,761	-10,294	8,532

		Millions of Yen		
		1HFY2007	1HFY2006	Change
Retirement benefit expenses	(A)	-260	2,625	-2,885
Gains on return of employee retirement benefit trusts	(B)	9,969	-	9,969
Total	(A+B)	9,708	2,625	7,083

(Non-consolidated)

		Millions of Yen		
		Sep. 2007	Mar. 2007	Change from Mar. 2007
Projected benefit obligation	(A)	212,982	211,701	1,281
(Discount rate)		(2.0%)	(2.0%)	(−%)
Plan assets (market value)	(B)	287,317	300,709	-13,391
Reserves for employee retirement benefits	(C)	195	200	-4
Advanced benefit paid	(D)	74,023	80,362	-6,339
Unrecognized net prior service cost	(E)	962	1,117	-155
Unrecognized net actuarial loss	(A-B-C+D-E)	-1,469	-9,963	8,493

		Millions of Yen		
		1HFY2007	1HFY2006	Change
Retirement benefit expenses	(A)	398	3,317	-2,919
Service cost-benefits earned		-2,233	-2,038	-195
Interest cost on projected benefit obligation		-2,115	-2,036	-78
Expected return on plan assets		6,586	6,946	-359
Amortization of prior service cost		-155	-155	-
Amortization of net actuarial losses		-1,475	880	-2,355
Others (additional benefit at retirement, etc)		-208	-278	70
Gains on return of employee retirement benefit trusts	(B)	9,969	-	9,969
Total	(A+B)	10,368	3,317	7,050

END